Form 10-K405, Exhibit 13
period 1995-09-30
ELEXSYS INTERNATIONAL INC
filed 1995-12-28
CIK 727010

[LOGO]



                          ELEXSYS INTERNATIONAL, INC.

                               1995 ANNUAL REPORT





                               [GRAPHIC OMITTED]

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
(In thousands except per
share data)
Years ended September 30,     1995       1994       1993       1992        1991        1990        1989       1988        1987
----------------------------------------------------------------------------------------------------------------------------------
Net sales                   $103,970   $ 95,680   $ 99,272   $101,396    $105,885    $125,466    $118,771   $140,685    $111,053
Income (loss) before
   income taxes             $  3,519   $ (7,613)  $(16,331)  $(12,674)   $(15,755)   $(17,543)   $ (4,687)  $ 15,758    $ 17,835
Net income (loss)           $  5,132   $  2,554   $(16,331)  $(12,674)   $(11,255)   $(10,243)   $ (2,287)  $  9,858    $  9,535
Net income (loss)
   as % of net sales             4.9%       2.7%    (16.5%)     (12.5%)     (10.6%)      (8.2%)      (1.9%)      7.0%        8.6%
Net income (loss) per
   common and com-
   mon equivalent
   share, primary           $   0.57   $   0.54   $ (3.18)   $  (2.46)   $  (2.16)   $  (1.85)   $  (0.39)  $   1.62    $   1.56
Total assets                $ 45,139   $ 36,983   $48,040    $ 65,013    $ 79,405    $ 95,181    $102,953   $107,012    $101,562
Total stockholders'
   equity (deficit)         $ 13,908   $  6,085   $(1,669)   $ 14,639    $ 27,626    $ 38,813    $ 52,265   $ 54,552    $ 44,583
Working capital             $  7,174   $  3,791   $ 7,172    $ 18,003    $ 16,318    $ 28,951    $ 31,386   $ 30,760    $ 21,625

ABOUT THE COMPANY
--------------------------------------------------------------------------------

Elexsys International, Inc. is one of the country's leading manufacturers of high performance medium and high density multilayer circuit boards, backpanel assemblies and sophisticated card cage assemblies. The Company offers advance interconnect solutions for the telecommunications, datacommunications, industrial, medical and instrumentation markets.

         As of September 30, 1995, Elexsys had 8,960,560 shares of common stock outstanding. Elexsys is traded on Nasdaq's SmallCap Market under the symbol ELEX.

1995 IN REVIEW                                       Elexsys International, Inc.
--------------------------------------------------------------------------------

If 1994 was a pivotal year in the long-term fortunes of Elexsys International, Inc., then 1995 will be remembered as the year the financial fortunes of the Company stabilized, for 1995 was the first year in seven years that the Company reported operating profit.

The Financial Results:

For the year ended September 30, 1995, the Company reported income after taxes and before extraordinary item of $3,299,000 or $.36 per fully diluted share. For fiscal 1994, the Company reported a loss before extraordinary item of $7,613,000 or $.91 per fully diluted share. Net income including extraordinary item for fiscal 1995 was $5,132,000 or $.56 per fully diluted share compared to net income including extraordinary item for fiscal 1994 of $2,554,000 or $.39 per fully diluted share. Net sales increased to $103,970,000 in fiscal 1995 from $95,680,000 in fiscal 1994.

         For the fourth quarter of fiscal 1995, the Company reported net income of $3,018,000 or $.32 per primary share compared to a fourth quarter of fiscal 1994 loss of $2,686,000 or $.32 per primary share. Net sales for the fourth quarter of fiscal 1995 increased to $30,512,000 from $21,273,000 for the comparable period in 1994.

Extraordinary Items:

1995: In fiscal 1995, the Company  reported a gain of $1,833,000  from the early
extinguishment  of  $4,000,000  of  5  1/2  percent   Convertible   Subordinated
Debentures due 2012.

1994: In fiscal 1994, the Company reported a gain of $10,167,000 from the early extinguishment of $16,000,000 of 5 1/2 percent Convertible Subordinated Debentures due 2012.

The Year in Review:

On October 2, 1994, I assumed the responsibilities of Chief Executive Officer and President, accepting the task of returning this Company to profitability. We started by reducing the workforce, from approximately 1,200 employees to approximately 800 in the beginning of fiscal 1995, and by increasing accountability at all levels of management.

         During the first quarter of fiscal 1995, all operations officially received ISO 9002 certification. This certification was one of the first steps implemented to stabilize our relationships with our customers and to reaffirm our position as a supplier of quality circuit boards and backpanel assemblies.

         Beginning in the second quarter, we moved the backpanel assembly operation and corporate headquarters to a new, larger operation with capacity of 31,000 square foot in Sunnyvale, California and we leased a new, 31,000 square foot facility in Plano, Texas. These two new facilities will enable the Company to expand its backpanel and card cage assembly capabilities.

         Another significant step was the acquisition of substantially all the assets of Technet Electronics, Limited, a manufacturer of printed circuit boards located in Peterborough, England, for approximately $3,300,000, which consisted of $560,000 in cash and assumption of approximately $2,740,000 in liabilities. This acquisition commenced our strategic initiative to capitalize on the European market.

         In February 1995, the Board of Directors elected W. Barry Hegarty as Chief Operating Officer. Mr. Hegarty joined the Company after eight years as Vice President of Sales and Marketing at Sanmina Corporation, a circuit board and backpanel manufacturer.

         And in February 1995, the shareholders approved the name change from Diceon Electronics, Inc. to Elexsys International, Inc., thus marking a new beginning and a new image. One month later, on March 20, 1995, the Company gained listing on Nasdaq's SmallCap Market under the ticker symbol ELEX.

         Finally, on March 31, 1995, the Company addressed its balance sheet, exchanging 400,000 newly issued shares of common stock for an aggregate of $4,000,000 in principal amount of the Company's outstanding 5 1/2 percent Convertible Subordinated Debentures. The net gain of $1,833,000 was recorded as an extraordinary item in the second quarter. This transaction eliminated $220,000 in annual interest expense and $4,000,000 in debt from the Company's balance sheet.

Significant Financial Highlights:

Gross margin as a percentage of net sales for fiscal 1995 was 15.2 percent compared to 7.7 percent in fiscal 1994, a 97 percent increase over the prior year. Significantly, gross margin as a percentage of net sales for the quarter ended September 30, 1995, was 22.3 percent, which places us with the elite in our industry.

         Sales per employee increased 21 percent to approximately $120,000 per employee for fiscal 1995 compared to approximately $99,000 for fiscal 1994.

         Working capital improved 89 percent from September 30, 1994 to $7,174,000 at September 30, 1995. The assets of the company grew 22 percent to $45,139,000. Stockholders' equity increased 129 percent to $13,908,000.

How the turnaround was accomplished:

A critical step in fiscal 1995 was to better identify the needs of our customers and to respond quickly to those needs. We focused on our core engineering and manufacturing competencies, with emphasis on marketing and selling profitable products and better utilization of our existing manufacturing capacity. We also reduced our dependence on outside manufacturing sources, which helps us enhance gross margins.

         To accomplish a turnaround of this magnitude required a significant shift in the culture of the Company. Employees responded to the opportunity to be on a winning team and that spirit was incorporated in everyone's daily efforts. We rewarded this culture change through several incentive plans.

         Incentives alone do not define success. Success comes from active management of the business. Throughout the year, the management team worked to focus the Company on its basic business principles. The improved financial condition is a result of those efforts.


         By facilitating greater cooperation among departments and by improving communication among all operations and support functions, we were able to establish 'Elexsys Pride'. 'Elexsys Pride' has been crucial in our initiatives to improve customer responsiveness, to increase operational efficiency and to return the Company to profitability.


The Future:

With the recent acquisition and facility improvements, we have sufficient capacity in place for our near-term growth plans. Equipment and employees can be added as sales growth is achieved without acquiring additional facilities.

         The Company's primary source of growth will be in the production and sale of backpanels and card cage assemblies. In addition to the backpanel and card cage assembly operations in Sunnyvale, California and Plano, Texas, we will expand our backpanel assembly capabilities in the Peterborough, England and the Nashua, New Hampshire operations. We believe that we have geographically positioned our facilities to provide the service that our customers demand.

         We continue to invest in the future by hiring key people in sales, engineering, and marketing, while concurrently adhering to our cost control program.

        We continue to expand our customer base into new regions and across industries. One of our strengths is the breadth of our customer list: we shipped products to approximately 317 customers in fiscal 1995. Fifty- five percent of our customers are in telecommunications and the remainder are in datacommunications and medical instrumentation.

In Summary:

I am pleased with the progress made by the new management team during fiscal 1995. Although optimistic about our future, we realize our task is far from over. At this time, we would like to thank our customers, our suppliers, and, most importantly, our employees. We are also appreciative of the support provided by stockholders during the difficult years and we hereby renew a commitment to make Elexsys a company of which we can all be proud.

Sincerely,


/s/ Milan Mandaric


Milan Mandaric
Chairman of the Board
and President

SELECTED FINANCIAL DATA                              Elexsys International, Inc.
--------------------------------------------------------------------------------

Years ended September 30
(In thousands, except per share data)                             1995       1994        1993        1992        1991
-----------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                                      $103,970    $95,680    $ 99,272    $101,396   $105,885
Cost of sales                                                    88,137     88,301      98,024     100,864    104,391
                                                               --------    -------    --------    --------   --------
     Gross profit                                                15,833      7,379       1,248         532      1,494
Operating expenses:
     Selling, general and administrative                         10,154     10,167      10,838       9,593     11,965
     Research and development                                       395        718       2,302       2,868      1,542
     Provision for restructuring of operations                               2,100       3,000                  3,500
                                                               --------    -------    --------    --------    --------
        Total operating expenses                                 10,549     12,985      16,140      12,461     17,007
                                                               --------    -------    --------    --------    --------
Income (loss) from operations                                     5,284     (5,606)    (14,892)    (11,929)   (15,513)
Other (income) expense:
     Interest expense                                             1,765      2,034       1,856       1,872      1,928
     Interest income                                                           (27)       (417)     (1,127)    (1,686)
                                                               --------    -------    --------    --------    --------
Income (loss) before income tax provision (benefit)               3,519     (7,613)    (16,331)    (12,674)   (15,755)
Income tax provision (benefit)                                      220                                        (4,500)
                                                               --------    -------    --------    --------    --------
Income (loss) before extraordinary item                           3,299     (7,613)    (16,331)    (12,674)   (11,255)
Extraordinary item:
     Gain from exchange of Convertible
        Subordinated Debentures for
        common stock, net of expenses                             1,833     10,167
                                                               --------    -------    --------    --------    --------
Net income (loss)                                              $  5,132    $ 2,554    $(16,331)   $(12,674)  $(11,255)
                                                               ========    =======    ========    ========    ========

Net income (loss) per common and
     common equivalent share:
        Primary                                                $    .57    $   .54    $ (3.18)    $  (2.46)  $  (2.16)
        Fully diluted                                          $    .56    $   .39    $ (3.18)    $  (2.46)  $  (2.16)
                                                               ========    =======    =======     ========   ========

Weighted average common and common equivalent shares:
        Primary                                                   9,018      6,387      5,133        5,161      5,208
        Fully diluted                                             9,087      8,769      5,133        5,161      5,208
                                                               ========    =======    =======     ========   ========

September 30 (in thousands)
----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                                                $  7,174    $ 3,791    $ 7,172     $ 18,003   $ 16,318
Total assets                                                     45,139     36,983     48,040       65,013     79,405
Long-term debt                                                    1,280        406        456          501        546
Convertible subordinated debentures                              12,000     16,000     32,000       32,000     32,000
Stockholders' equity (deficit)                                   13,908      6,085     (1,669)      14,639     27,626
                                                               ========    =======    =======     ========   ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS        Elexsys International, Inc.
--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto contained elsewhere within this Annual Report.

RESULTS OF OPERATIONS: FISCAL 1995 TO FISCAL 1994

Net Sales

Net sales increased 8.7 percent from fiscal 1994. The increase in net sales resulted from an increase in demand for the Company's circuit board products from the Company's recurring customer base and five months of sales from the Company's recent acquisition in the United Kingdom. The increase in net sales was partially offset by lower sales for the Company's backpanel product line due to changes in product mix. Management has reorganized its sales and technical team for the purpose, among other things, of improving sales of its backpanel product line; however, management does not expect improvement to occur in the near future.

Cost of Sales

Cost of sales as a percentage of net sales decreased from 92.3 percent for fiscal 1994 to 84.8 percent for fiscal 1995. The decrease is attributable to lower fixed and variable costs per unit shipped for the circuit board product line, partially offset by higher direct material costs in our backpanel product line due to changes in product mix. The improvement in fixed and variable costs per unit shipped for the Company's circuit board product line is related to improvement in operating efficiencies, product mix and cost reductions. Although management is continuing to work to improve operating efficiencies and to reduce costs further, there can be no assurance that increased operating efficiencies and cost reductions will result.

Selling and Marketing

Selling, general and administrative (SG&A) expense was approximately equal to fiscal 1994 in absolute dollars. As a percentage of net sales, SG&A decreased from 10.6 percent for fiscal 1994 to 9.8 percent for fiscal 1995. SG&A was approximately constant in absolute dollars as a consequence of a reduction in legal and consulting fees and lower wages and salaries, partially offset by increased costs due to commissions to manufacturers' representatives, profit sharing costs and five months of the United Kingdom subsidiary's selling, general and administrative costs. The reduction in legal and consulting fees were associated with the elimination of certain legal and consulting fees incurred in fiscal 1994. The decrease in lower wages and salaries is attributable to the October 3, 1994 announced downsizing of operations, partially offset by reorganizing the sales and technical team. The decrease in SG&A as a percentage of net sales was attributable to increased sales.

Research and Development

Research and development expenditures decreased 45 percent during fiscal 1995 compared to fiscal 1994. The decrease in expenditures is directly attributable to the lower labor and benefit costs of engineers, as a consequence of past restructuring by the Company.

Restructuring of Operations

At the beginning of fiscal 1995, the Company's balance for restructuring reserve was $861,000, mainly constituting severance pay to executives with agreements. As of September 30, 1995, there was no remaining balance, as all costs associated with these agreements were paid during fiscal 1995.

Interest Income and Interest Expense

Interest income decreased 100 percent from fiscal 1994. The decrease was primarily due to a reduction in interest bearing investments held by the Company during fiscal 1995 compared to fiscal 1994. Interest expense decreased 13.2 percent from fiscal 1994. The decrease was attributable to the elimination of interest obligations through two exchanges of the Company's 5 1/2 percent Convertible Subordinated Debentures due 2012 (the Debentures) during the last quarter of fiscal 1994 and the second quarter of fiscal 1995 (See Note 13 of Notes to Consolidated Financial Statements) partially offset by interest expense incurred by the Company's United Kingdom subsidiary and an increase in short-term borrowings from the Company's asset-based lender during fiscal 1995.

Provision for Income Taxes

Due to net operating losses and related loss carryforwards, there was no income tax provision for fiscal 1993 and 1994. In fiscal 1995, the Company provided $220,000 for income taxes related primarily to alternative minimum tax and foreign income tax. As of September 30, 1995, the Company reported a net operating loss carryforward for federal income tax purposes of approximately $32,385,000 expiring in various amounts between 1996 and 2008, which net operating loss carryforwards could offset 100 percent of taxable income for regular tax purposes, and 90 percent of taxable income for federal and state alternative minimum tax purposes. However, the Internal Revenue Code of 1986 contains limitations on the utilization of net operating loss carryforwards if a "change of ownership," as described in Section 382 of the Internal Revenue Code, occurs. In light of the substantial accumulation of common stock by Mr. Milan Mandaric during fiscal 1994 and 1995, a modest change in ownership of the Company could trigger such limitations. If such limitations are triggered, utilization of net operating loss carryforwards could be delayed and such carryforwards could expire prior to utilization. The United Kingdom subsidiary has no available tax loss carryforwards and is taxed at the prevailing corporate tax rates in that country. (See Note 8 of Notes to Consolidated Financial Statements.)

Extraordinary Gain, Net of Expenses

On March 31, 1995, the Company and Mr. Mandaric exchanged an aggregate of 400,000 newly issued shares of common stock for $4,000,000 of principal amount of Debentures. The net gain of $1,833,000 was recorded as an extraordinary item. The net gain included a reduction of debt issuance costs related to the Debentures and additional professional fees associated with the transaction. The transaction included a payment of $18,333 for accrued interest on the Debentures exchanged. (See Note 13 of Notes to Consolidated Financial Statements.)

RESULTS OF OPERATIONS: FISCAL 1994 TO FISCAL 1993

Net Sales

Net sales in fiscal 1994 decreased 3.6 percent from fiscal 1993. The decrease resulted primarily from lower unit sales volume combined with a reduction in the average sales price. The decrease in sales volume was attributable to a decreased demand from the Company's recurring customer base. The reduction in the average sales price was attributable to price discounting in a highly competitive market.

Cost of Sales

Cost of sales as a percentage of net sales decreased from 98.7 percent for fiscal 1993 to 92.3 percent for fiscal 1994. The decrease was attributable to lower labor and benefits costs per units shipped, lower overhead costs per units shipped, lower consumable materials costs per units shipped, and to a lesser extent, lower direct material costs per units shipped. The improvement in labor and overhead costs were due to more efficient utilization of labor after the April 1993 closure of the Chatsworth, California facility, the January 1, 1994 reduction in the number of employees and reduced worker's compensation costs resulting from a dividend received September 1994. The improvements in consumable material costs and to a lesser extent, direct material costs were due to improvements in operating efficiencies and cost reductions. The reduction in direct material costs was partially offset by a change in product mix in our backpanel operations.

Selling and Marketing

Selling, general and administrative expense decreased 6.2 percent from fiscal 1993. As a percentage of net sales, SG&A decreased from 10.9 percent for fiscal 1993 to 10.6 percent for fiscal 1994. The decrease in SG&A was due to a reduction in labor and benefits related to the January 1, 1994 reduction in personnel, a new compensation program for direct sales personnel resulting in a reduction in commission expense and the Company's overall cost reduction efforts. The decrease in SG&A was partially offset by an increase in marketing literature costs and an increase in legal and consulting fees associated with a line of credit agreement with an asset-based lender, costs associated with the Company's discontinued, initial efforts to restructure its Debentures, consulting fees related to improving manufacturing inefficiencies and legal resolution of certain employee matters.

Research and Development

Research and development expenditures decreased 68.8 percent during fiscal 1994 compared to fiscal 1993. The decrease in expenditures primarily consisted of reduced labor and overhead costs related to the closure of the Chatsworth, California facility, which occurred during the second quarter of fiscal 1993.

Restructuring of Operations

On January 6, 1994, the company announced the downsizing of all of its operations. In connection with the downsizing, the Company reduced its work force by approximately 150 employees and accrued a one-time charge of $600,000, recognized during the quarter ended January 1, 1994. On October 3, 1994, the Company announced an additional downsizing of its West Coast operations. As a result of this downsizing, the Company accrued a one time charge of $1,500,000, for a total of $2,100,000 for all of fiscal 1994. Included in the October 1994 restructuring charges were costs associated with a further reduction in its work force by approximately 150 employees and the revaluation of certain assets, primarily real estate held for sale, reflecting current market conditions.

         During fiscal 1994, the Company reduced its work force by over 340 employees through both the downsizing of operations and attrition. The Company eliminated several executive positions. Of the total $2,100,000 restructuring charge for fiscal 1994, $653,000 was incurred and paid during fiscal 1994. Approximately $586,000 of the restructuring charge was recorded in the fourth quarter of fiscal 1994 against land and buildings to reflect their net realizable value. The remaining restructuring charge, mainly to executives with severance agreements, was paid in fiscal 1995. The land and buildings continue to be held for sale with no foreseeable change in the Southern California real estate market.

Interest Income and Interest Expense

Interest income decreased 93.5 percent from fiscal 1993. The decrease was primarily due to a reduction in interest bearing investments held by the Company during fiscal 1994 compared to fiscal 1993. Interest expense increased 9.6 percent from fiscal 1993. The increase was attributable to borrowings from the Company's asset-based lender, partially offset by lower interest expense on the Company's Debentures during the last quarter of fiscal 1994 attributable to the exchange of Debentures for the Company's common stock. (See Note 13 of Notes to Consolidated Financial Statements.)

Provision for Income Taxes

The Company recorded no provision for income taxes in fiscal 1994 due to available tax carryforwards, and in accordance with Internal Revenue Code
Section 108, it appears a substantial amount, if not all, of the gain from the exchange of Debentures for common stock will not be subject to income tax.

         In addition, the Internal Revenue Service concluded an examination of the Company's federal income tax returns for fiscal 1986 through 1991 which resulted in no net tax deficiency for the years under examination.

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective October 3, 1993. This Statement supersedes SFAS No. 96, "Accounting for Income Taxes", that was adopted by the Company in 1988. The cumulative effect of adopting SFAS No. 109 on the Company's consolidated financial statements for the year ended September 30, 1994 was not material. (See Note 8 of Notes to Consolidated Financial Statement.)

Extraordinary Gain, Net of Expenses

In a two part transaction which occurred on June 30, 1994 and July 13, 1994, the Company and Mr. Mandaric exchanged an aggregate issue of 3,200,000 common stock for $16,000,000 in principal amount of Debentures. The net gain of $10,167,000 was recorded as an extraordinary item. The net gain included a reduction of debt issuance costs related to the Debentures and professional fees associated with the transaction. The transaction included a payment of $293,000 for accrued interest on the Debentures exchanged and reimbursement of $50,000 for Mr. Mandaric's professional expenses. (See Note 13 of Notes to Consolidated Financial Statements).

Factors That May Affect Future Results

The Company's future operating results may be adversely affected by a number of factors, including general economic conditions, foreign competition, industry consolidation, the Company's ability to develop, manufacture, and sell its products profitability, and the cyclical nature of the business of some of the Company's customers.

         The Company participates in a highly competitive industry. The printed circuit board industry has been characterized by stringent customer demands for timely deliveries, service and quality of products and by aggressive pricing practices. The Company's operating results could be materially, adversely affected should the Company be unable to meet any one of these customer demands.

Inflation

Management believes that inflation has not significantly affected the prices of the Company's products, the cost of its materials and labor, and its operating results.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 1995, the Company had cash and cash equivalents of $903,000, which reflects a $659,000 decrease in the balance from September 30, 1994. Working capital increased 89 percent from $3,791,000 to $7,174,000. Cash of $4,403,000 was generated from operating activities with the principal sources of cash provided by net income and an increase in accounts payable, offset by an increase in accounts receivable and a decrease in the restructuring charge. The increase in accounts receivable is attributable to the timing of shipments during the last quarter of fiscal 1995 and the acquisition of the Company's United Kingdom subsidiary. The increase in accounts payable is attributable to an improvement of payment terms negotiated with a primary supplier in fiscal 1995. During fiscal 1995, the Company met its obligation to pay the annual interest on its Debentures. All other activities experienced normal fluctuations.

         The cash generated from operating activities was offset by investing activities of $4,683,000 at September 30, 1995 for the purchase of capital equipment and $560,000 for the net asset purchase of Technet Limited. The purchase of capital equipment was for normal replacement, equipment for processes that the Company has outsourced, and equipment to enhance our assembly capabilities.

         Financing activities were partially funded by the exercise of stock options by certain employees, offset by payment of approximately $282,000 of long term debt of Technet Electronics Limited.

         During fiscal 1995, the Company's maximum borrowings under the line of credit established December 17, 1993 with an asset-based lender reached approximately $6,974,000. During fiscal 1995, the Company repaid borrowings of approximately $2,810,000, leaving net borrowings of $4,164,000 as of September 30, 1995. Also, under the terms of the loan agreement, all of the Company's cash collections are applied to any outstanding borrowings upon the receipts clearing the bank. At September 30, 1995, the asset-based lender was in possession of approximately $916,000 of the Company's cash collections and, accordingly, such funds have been applied to reduce the amount outstanding under the Company's line of credit to $3,248,000.

         At September 30, 1995, the Company's ratio of current assets to current liabilities was 1.4 to 1. In addition, the Company had $903,000 in cash and cash equivalents which are available for current operations, capital expenditures and other purposes. The Company has requirements for capital expenditures of approximately $500,000 to expand its backpanel assembly capabilities in addition to normal replacement of capital equipment. The Company has no other material cash obligations. Management believes that the Company's existing working capital, the remaining borrowing capacity under the Company's line of credit and funds generated from operations will be sufficient to meet presently anticipated working capital requirements.

Environmental

The Company's manufacturing processes utilize substantial quantities of chemicals as well as substantial quantities of water. The Company is subject to and believes it is in compliance with federal, state and local environmental laws and regulations regarding air, water and land use, the generation, use, storage and disposal of hazardous materials and wastes and the operation and closure of manufacturing facilities at which hazardous materials are used or hazardous wastes are generated. The Company is aware of contamination of soil and ground water (principally by metals and solvents) at two of its former facilities in Northern California. At one of these facilities, soil has been remediated, but the likely future cost of ground water cleanup at that facility is not yet reasonably estimable. Investigative costs of $30,000 have been incurred. At the other former facility in Northern California, the Company incurred costs of approximately $137,000 for cleanup of soil contamination and the property was returned to its owner during the second quarter of fiscal 1995. In addition, the facility is adjacent to an existing State of California administered Superfund site and may become part of a related State of California administered regional ground water investigation; the likely future cost to the Company in connection with possible ground water cleanup is not yet reasonably estimable. At another former facility in Southern California, the Company conducted limited groundwater sampling in connection with a potential sale of the property, and low concentrations of solvents were detected. Notification was made to the proper agencies. At this time, it is not possible to determine whether any response actions will need to be taken; and accordingly, the likely future cost to the Company is not yet reasonably estimable.

         The Company is further aware of soil and ground water contamination (principally by metals and solvents) at two currently used facilities, one in Northern California and one in Southern California. At its Northern California facility, the Company is indemnified by the former property owner who has acknowledged his obligation. At its Southern California facility, the Company's preliminary estimate of remedial costs, expected to be incurred over five to seven years, ranges from approximately $880,000 to $1,480,000 (including between approximately $300,000 and $400,000 estimated capital expenditures for waste treatment equipment acquisition and installation costs). At its Northern California facility, the Company has also received notice that regulatory authorities plan to reduce the discharge limits for industrial waste water discharge containing heavy metals. New limits are expected to become effective in October 1996. Based on proposed limits, the cost to the Company of additional equipment and process modifications needed to comply with the reduced limits is preliminarily estimated by the Company to be between $100,000 and $250,000. As of September 30, 1995, the Company believes it has appropriately recorded all known costs related to environmental matters, including the minimum amounts where the estimated costs are within a range. Such known costs are primarily accrued in other current liabilities. However, actual future environmental related expenditures are subject to numerous uncertainties, including the discovery of additional environmental concerns, further development of cost estimates, new and changing environmental laws and requirements, or new interpretations of existing laws and requirements. Accordingly, there can be no assurance that future environmental related expenditures will not exceed the Company's current estimates or that they will not have a materially adverse effect on the Company.

CONSOLIDATED STATEMENTS OF OPERATIONS                Elexsys International, Inc.
--------------------------------------------------------------------------------
Years ended September 30
(In thousands, except per share data)                               1995          1994           1993
---------------------------------------------------------------------------------------------------------
Net sales                                                         $103,970       $95,680       $ 99,272
Cost of sales                                                       88,137        88,301         98,024
                                                                  --------       -------       ---------
     Gross profit                                                   15,833         7,379          1,248
Operating expenses:
     Selling, general and administrative                            10,154        10,167         10,838
     Research and development                                          395           718          2,302
     Provision for restructuring of operations                                     2,100          3,000
                                                                  --------       -------       ---------
        Total operating expenses                                    10,549        12,985         16,140
                                                                  --------       -------       ---------
Income (loss) from operations                                        5,284        (5,606)       (14,892)
Other (income) expense:
     Interest expense                                                1,765         2,034          1,856
     Interest income                                                                 (27)          (417)
                                                                  --------       -------       ---------
Income (loss) before income taxes                                    3,519        (7,613)       (16,331)
Provision for income taxes                                             220
                                                                  --------       -------       ---------
Income (loss) before extraordinary item                              3,299        (7,613)       (16,331)
Extraordinary item:
     Gain from exchange of the Debentures for
        common stock, net of expenses                                1,833        10,167
                                                                  --------       -------       ---------
Net income (loss)                                                 $  5,132       $ 2,554       $(16,331)
                                                                  ========       =======       =========
Primary net income (loss) per share (Note 9)
     Income (loss) before extraordinary item                      $    .37       $ (1.28)      $  (3.18)
     Extraordinary item                                           $    .20       $  1.82
                                                                  --------       -------       ---------
        Net income (loss)                                         $    .57       $   .54       $  (3.18)
                                                                  ========       =======       =========
Fully diluted net income (loss) per share (Note 9)
     Income (loss) before extraordinary item                      $    .36       $  (.91)      $  (3.18)
     Extraordinary item                                           $    .20       $  1.30
                                                                  --------       -------       ---------
        Net income (loss)                                         $    .56       $   .39       $  (3.18)
                                                                  ========       =======       =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                          Elexsys International, Inc.
--------------------------------------------------------------------------------
September 30
(In thousands, except share and per share data)                                    1995          1994
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                  $     903      $  1,562
     Accounts receivable, less allowance for doubtful
        accounts of $458 at September 30, 1995 and $450
        at September 30, 1994                                                      15,653         9,063
     Inventories                                                                    7,860         7,277
     Prepaid expenses and other current assets                                        709           381
                                                                                ---------      ---------
        Total current assets                                                       25,125        18,283
                                                                                ---------      ---------
Property, plant and equipment, net                                                 18,980        17,778
Other assets                                                                        1,034           922
                                                                                ---------      ---------
        Total assets                                                            $  45,139      $ 36,983
                                                                                =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                           $   9,854      $  6,170
     Accrued payroll and related costs                                              2,521         1,950
     Restructuring reserve                                                                          861
     Other current liabilities                                                      1,965         2,005
     Short-term borrowings                                                          3,248         3,456
     Current portion of long-term debt                                                363            50
                                                                                ---------      ---------
        Total current liabilities                                                  17,951        14,492
                                                                                ---------      ---------
Long-term debt                                                                      1,280           406
Convertible subordinated debentures                                                12,000        16,000
Stockholders' equity:
     Preferred stock, $1.00 par value, 1,000,000 shares authorized,  none issued and outstanding at September 30, 1995 and 1994
     Common stock,  $1.00 par value,  20,000,000  shares  authorized,  8,960,560 shares issued and outstanding at September 30,
        1995 and 8,334,960 shares at September 30, 1994                             8,961         8,335
     Additional paid-in capital                                                     5,460         3,373
     Cumulative foreign currency translation adjustments                              (22)
     Accumulated deficit                                                             (491)       (5,623)
                                                                                ---------      ---------
     Net stockholders' equity                                                      13,908         6,085
                                                                                ---------      ---------
     Total liabilities and stockholders' equity                                 $  45,139      $ 36,983
                                                                                =========      =========

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY      Elexsys International, Inc.
--------------------------------------------------------------------------------

                                                                         Restated  Cumulative
                                                                         Earnings   Foreign
                                             Common Stock     Additional (Accumu-   Currency    Treasury Stock
                                            ---------------    Paid-in     lated   Translation  --------------
(In thousands)                               Shares    Amount  Capital    Deficit)  Adjustment  Shares    Amount    Net
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT OCTOBER 1, 1992                   5,835    $5,835  $4,181    $   8,154              (709)    $(3,531)  $14,639
Stock issued under Employee Stock
   Bonus Plan                                    9         9      14                                                   23
Net loss                                                                  (16,331)                                (16,331)
                                            --------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1993                5,844     5,844   4,195       (8,177)             (709)     (3,531)   (1,669)
Common stock issued in exchange for
   the Debentures                            3,200     3,200   2,000                                                5,200
Retirement of treasury stock, at cost         (709)     (709) (2,822)                           709       3,531
Net income                                                                  2,554                                   2,554
                                            --------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1994                8,335     8,335   3,373       (5,623)                                  6,085
Common stock issued in exchange for
   the Debentures                              400       400   1,625                                                2,025
Employee stock options exercised               226       226     462                                                  688
Foreign currency translation adjustment                                                 (22)                          (22)
Net income                                                                  5,132                                   5,132
                                            --------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995                8,961    $8,961  $5,460    $    (491)     $(22)                      $13,908
                                            ================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                 Elexsys International, Inc.
--------------------------------------------------------------------------------
Years ended September 30
(In thousands)                                                      1995           1994           1993
---------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                 $ 5,132      $   2,554       $ (16,331)
Adjustments to reconcile net income (loss) to net cash
   (used) provided by operating activities net of
   effect of business acquired:
     Extraordinary item                                            (1,833)       (10,167)
     Depreciation and amortization                                  5,325          6,301           7,664
     Provision for restructuring operations                                        2,100           3,000
     (Increase) decrease in accounts receivable                    (5,726)           250           1,706
     (Increase) decrease in inventories                              (143)           932          (1,828)
     (Increase) decrease in prepaid expenses
        and other current assets                                     (285)           107             256
     Increase (decrease) in accounts payable                        2,956         (5,297)           (217)
     Increase (decrease) in accrued payroll and related costs         429           (847)           (533)
     Decrease in restructuring reserve                               (861)        (1,402)         (1,953)
     Increase (decrease) in other current liabilities                (110)          (440)          1,053
     Other                                                           (481)           226             (88)
                                                                   -------     ----------       ---------
     Net cash (used) provided by operating activities               4,403         (5,683)         (7,271)
                                                                   -------     ----------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Technet Limited                                          (560)
Proceeds from maturity of short-term investments                                   4,000          20,000
Investment in short-term investments                                                              (9,989)
Purchase of property, plant and equipment                          (4,683)        (2,660)         (4,663)
Proceeds from sale of property, plant and equipment                    79             79             690
                                                                   -------     ----------       ---------
     Net cash (used) provided by investing activities              (5,164)         1,419           6,038
                                                                   -------     ----------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on debt                                           (356)           (45)            (45)
Proceeds from exercise of stock options                               688
Net change in short-term borrowings                                  (208)         3,456
                                                                   -------     ----------       ---------
     Net cash (used) provided by financing activities                 124          3,411             (45)
                                                                   -------     ----------       ---------
Effects of exchange rate changes on cash flows                        (22)
     Net increase (decrease) in cash and cash equivalents            (659)          (853)         (1,278)
     Cash and cash equivalents, beginning of year                   1,562          2,415           3,693
                                                                   -------     ----------       ---------
     Cash and cash equivalents, end of year                        $  903      $   1,562       $   2,415
                                                                   =======     ==========       =========

See notes 1 and 2 for supplemental information.
Supplemental schedule of noncash financing activity:
       The Company exchanged $4,000,000 and $16,000,000 of Convertible Subordinated Debentures for $2,025,000 and $5,200,000 of common stock, respectively. In connection with these transactions, accruals of $50,000 and $250,000 for professional fees and the write-off of $92,000 and $383,000 of deferred debt issuance costs, respectively, were netted against the gain recognized on the two exchanges.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           Elexsys International, Inc.
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General and Summary -- Elexsys International, Inc., formerly Diceon Electronics, Inc. (the "Company"), manufactures and sells on credit terms high performance medium and high density multilayer circuit boards, backpanel assemblies and sophisticated card cage assemblies. The Company offers advanced interconnect solutions for data communications, telecommunications and instrumentation industries. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Accounting period -- For convenience of presentation, the Company has indicated its fiscal year as ending on September 30. The Company actually utilizes a fifty-two or fifty-three week fiscal year ending on the Saturday nearest to September 30, which, for the fiscal years ended in 1995, 1994 and 1993, was September 30, October 1 and October 2, respectively.

Supplemental cash flow information -- Cash paid for interest and income taxes refunded for each of the three years in the period ended September 30, 1995 was as follows:

   Thousands of dollars               1995     1994     1993
   ----------------------------------------------------------
   Interest                          $2,201   $1,602   $1,813
   Income taxes (refunded) paid      $  158   $  (33)

Cash equivalents -- The Company classifies all short-term investments with original maturities of three months or less as cash equivalents.

Accounts receivable -- The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

Inventories -- Inventories are stated at the lower of average cost or market and consist of the following:

   Thousands of dollars                  1995       1994
   ------------------------------------------------------
   Inventories:
      Raw materials                     $2,843     $4,233
      Work in progress                   5,017      3,044
                                        ------     ------
   Totals                               $7,860     $7,277
                                        ======     ======

Property, plant and equipment -- Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over estimated useful lives as follows:

         Buildings and  improvements -- 30 years
         Machinery and equipment -- 3 to 10 years
         Leasehold improvements -- shorter of the estimated useful life or lease term

Expenditures for repairs and maintenance were $4,201,000, $3,989,000 and $4,386,000 in the years ended September 30, 1995, 1994 and 1993, respectively.

Income taxes -- The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for
Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized to reflect the estimated future tax effects, calculated at currently effective tax rates, of future deductible or taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion of the deferred tax asset will not be realized. The cumulative effect of adopting SFAS No. 109 on the Company's financial statements for the year ended September 30, 1994 was not material.

Revenue recognition -- The Company recognizes revenues upon shipment of related products.

Translations of Foreign Currencies -- Assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars at the exchange rates in effect at the end of the period. Revenue and expense accounts are translated at a weighted average of exchange rates which were in effect during the year. Translation adjustments that arise from translating the Company's United Kingdom subsidiary's financial statements from the pound sterling to U.S. dollars are accumulated in a separate component of stockholders' equity. Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in results of operations as incurred. For the year ended September 30, 1995, transaction gains and losses were immaterial.

2. PROVISIONS FOR RESTRUCTURING OF OPERATIONS

On March 1, 1993, the Company announced the closure of its Chatsworth, California facility effective at the end of April 1993. In connection with the closure, the Company reduced its work force by approximately 100 employees. Accordingly, the Company accrued a one-time charge of $3,000,000 for closure costs recognized during the quarter ended April 3, 1993. The majority of the advanced fabrication previously handled in Chatsworth was transferred to Irvine, California and to Nashua, New Hampshire. This provision initially included a loss of $1,315,000 expected to be incurred upon disposition of excess equipment and $1,685,000 in cost for the realignment and consolidation of operations.

      As of September 30, 1994, the actual losses incurred and costs paid were $924,000 for disposition of excess equipment, $584,000 for closure and cleanup costs for returning the building to its original condition, $579,000 for rent and other occupancy costs during the clean up period, $635,000 of wages and benefits for severance pay and wages and benefits paid to employees to assist with the cleanup, $194,000 to dispose of excess inventory and $84,000 related to other realignment and consolidation costs. The Chatsworth building was turned over to the landlord on April 29, 1994.

      On January 6, 1994, the Company announced the downsizing of all its operations. In connection with the downsizing, the Company reduced its work force by approximately 150 employees and accrued a one-time charge of $600,000 recognized during the quarter ended January 1, 1994. As of September 30, 1994, all costs incurred were paid.

      On October 3, 1994, the Company announced an additional downsizing of its West Coast operations. In connection with the downsizing, the Company further reduced its work force by approximately 150 employees and accrued a one-time charge of $1,500,000 recognized during the quarter ended September 30, 1994. In addition, the President and Chief Executive Officer and a Senior Vice President resigned and the employee stock bonus plan was cancelled.

      As of September 30, 1995, the actual losses incurred and costs paid were $1,500,000 which represented wages and benefits for severance pay, mainly to executives.


3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

   Thousands of dollars                  1995        1994
   --------------------------------------------------------
   Land                              $   2,357    $   2,357
   Buildings and improvements            1,939        1,939
   Machinery and equipment              62,790       54,932
   Leasehold improvements                6,594        6,253
                                     ---------    ---------
                                        73,680       65,481
   Less accumulated depreciation
      and amortization                 (54,700)     (47,703)
                                     ---------    ---------
                                      $ 18,980     $ 17,778
                                     =========    =========

4. REVOLVING CREDIT AGREEMENT

On December 17, 1993, the Company entered into a revolving credit agreement providing for working capital advances up to $7,500,000 (based on certain eligible account balances and recent cash collections) and financing for equipment purchases of up to $2,500,000 from an asset based financing company. Cash borrowings under the line of credit bear interest at prime rate (8 3/4%) plus 3 percent at September 30, 1995 which is payable monthly. The line of credit is collateralized by substantially all of the Company's assets and will remain in effect for three years. The credit facility contains covenants including the maintenance of certain levels of working capital, tangible net worth and certain financial ratios. In addition, the Company is restricted as to the incurrence of additional indebtedness and certain other payments.

      As of September 30, 1995, borrowings under this credit agreement were $3,248,000.

5. LONG-TERM DEBT

Long-term debt consists of the following:

   Thousands of dollars
   (except payment amounts)                    1995       1994
   -----------------------------------------------------------
   USA Subsidiary:
      California Pollution Control
       Revenue Bonds due in varying
       annual principal amounts  ranging
       from $50,000 to $90,000 through
       March 2011, with interest rates
       ranging from 7.0% to 9.5% and
       guaranteed by the Small Business
       Administration                        $ 406        $456
   United Kingdom Subsidiary:
      Notes payable to an investor group
       due in equal, annual principal
       amounts of $99,166 due September
       1999, with interest rates of 3%
       above the bank base rate, currently
       6.75%. The loan is collateralized
       by the United Kingdom subsidiary's
       assets                                  397
      Notes payable to bank due in
       equal, annual  principal amounts
       of $84,704 due September 1999,
       with interest rates of 2% above
       the bank base rate, currently
       6.75%. The loan is collateralized
       by the United Kingdom subsidiary's
       assets                                  812
      Capital lease obligations 7.6%
       maturing at various dates
       through 1997                             28
                                             -----       -----
                                             1,643         456
   Less:  current portion                     (363)        (50)
                                            ------       -----
   Net                                      $1,280        $406
                                            ======       =====

      The aggregate principal maturities are $363,000, $247,000, $254,000, $160,000, and $165,000 in the years ending September 30, 1996 through 2000, respectively, and $454,000 thereafter.


6. CONVERTIBLE SUBORDINATED DEBENTURES

In February 1987, the Company issued $32,000,000 of 5 1/2 percent Convertible Subordinated Debentures due in 2012 (the "Debentures"). The Debentures are convertible into shares of common stock at $39.50 per share, subject to adjustment under certain conditions. The Debentures are redeemable by the Company at declining premiums prior to March 1, 1997 and thereafter at 100 percent of the principal amount. The Debentures are also redeemable through the operation of a sinking fund at 100 percent of the principal amount. Interest is payable semi-annually on September 1 and March 1 of each year. Mandatory annual sinking fund payments, sufficient to retire 5 percent of the aggregate principal amount of the Debentures issued, were to be made on each March 1 commencing in 1997. As a result of the two exchanges of common stock for $20,000,000 of the Debentures, as discussed in Note 13, the Company now has sinking fund credits available to offset these obligations for twelve and one-half years. The revised minimum annual sinking fund payments are $1,600,000, $1,600,000, $800,000 and $8,000,000 for the years ending September 30, 2009, 2010, 2011 and 2012, respectively. The Debentures are subordinated to all senior indebtedness of the Company. At September 30, 1995, senior indebtedness aggregated $4,891,000.


7. OPERATING LEASES

The Company leases its principal office, several manufacturing facilities and certain equipment under operating leases. As of September 30, 1995, these obligations require aggregate minimum annual rental payments as follows:

   Year ending September 30        (Thousands of dollars)
   ------------------------------------------------------
   1996                                           $2,029
   1997                                            1,746
   1998                                            1,306
   1999                                            1,040
   2000                                              337
   Thereafter                                        254
                                                  ------
   Total                                          $6,712
                                                  ======

     The Company has options to renew its facilities leases, except the Irvine, California facility whose lease ends January 1999, for various periods up to ten years at the then existing fair market rental. Management expects that, in the normal course of business, the leases will be renewed. Rent expense charged to operations for the years ended September 30, 1995, 1994 and 1993 was approximately $1,757,000, $1,766,000 and $1,861,000, respectively.


8. INCOME TAXES

The provision for income taxes for 1995 consisted of the following (due to net operating losses, there was no income tax expense in 1993 or 1994):

   Thousands of dollars                             1995
   -----------------------------------------------------
   Current
      Federal                                      $  90
      State                                           64
      Foreign                                         66
                                                   -----
      Total Current                                $ 220
                                                   =====

      A reconciliation between the statutory federal income tax rate as a percentage of income from continuing operations is as follows:

                                                    1995
   -----------------------------------------------------
   Federal statutory tax rate                      35.0%
   State and local taxes                            1.2%
   Foreign                                          1.2%
   Benefit of utilization of tax net
      operating loss carryforwards                (31.2)%
   Other                                           (2.1)%
   Effective tax rate                               4.1%

      Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (ii) net operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's income tax calculation as of September 30, 1995 are as follows:

   (In thousands)                           1995        1994
   ----------------------------------------------------------
   Deferred tax liabilities:
      Differences between book and
        tax basis of property           $   (835)    $ (1,384)
      Foreign operations                     (40)
   Deferred tax assets:
      Reserves not currently deductible    1,963        1,423
      Net operating loss                  12,466       14,402
      Tax credit carryforwards                87           74
                                        --------     --------
                                          13,641       14,515
   Valuation allowance                   (13,681)     (14,515)
                                        --------     --------
   Net deferred tax asset/(liability)   $    (40)    $      0
                                        ========     ========

      Deferred income taxes include the tax impact of net operating loss carryforwards. As of September 30, 1995, the Company had net operating loss carryforwards for federal and state income tax purposes of $32,385,000 and $23,706,000, respectively. These carryforwards, for which future benefit is not assured, expire through 2008. In accordance with the provisions of SFAS No. 109, a $13,681,000 valuation allowance is deemed adequate for these and other items which may not be realized.


9. NET INCOME (LOSS) PER SHARE

For fiscal year 1995, primary and fully diluted earnings per share were computed using the weighted average common and common equivalent shares (stock options) outstanding during the year and excludes the assumed conversion of the principal amount of the outstanding Debentures into common stock as such effect would have been antidilutive.

      For fiscal 1994, primary loss per share before extraordinary item was computed using the weighted average common shares outstanding during the year and primary net income per share was computed using the weighted average common and common equivalent shares outstanding, excluding the assumed conversion of the principal amount of the outstanding Debentures into common stock.

      For fiscal 1994, fully diluted loss per share before extraordinary item was computed using the weighted average common shares outstanding during the year assuming the Debentures were converted into common shares as of the beginning of the fiscal year and fully diluted net income per share was computed using the weighted average common and common equivalent shares outstanding assuming conversion of the Debentures as of the beginning of the fiscal year.

      The losses per share for the year ended September 30, 1993 have been computed based on average common shares outstanding as of their respective year ends and do not include the effect of common stock equivalents as such effect would have been antidilutive.


10. FOREIGN OPERATIONS

On April 28, 1995, the Company announced it had acquired substantially all the assets of Technet Electronics Limited, a manufacturer of printed circuit boards located in Great Britain, for approximately $3,300,000, which consisted of $560,000 of cash and assumption of liabilities of approximately $2,740,000, including its current lines of credit. To complete the transaction, the Company borrowed $1,300,000 on its line of credit from an asset-based lender, of which $740,000 was utilized as working capital.

      The following is a summary of the financial position and results of operations for five months of operation of the wholly-owned subsidiary located in Great Britain.


SUMMARY FINANCIAL POSITION

   (Thousands) September 30,                        1995
   -----------------------------------------------------

   Current assets                                 $1,641
   Property, plant and equipment, net              2,030
                                                 -------
        Total assets                               3,671
   Current liabilities                            (1,452)
   Long term debt                                 (1,981)
   Other liabilities                                 (40)
                                                 -------
   Net assets                                    $   198
                                                 =======

SUMMARY STATEMENT OF INCOME

   (Thousands) For the year ended September 30,     1995
   -----------------------------------------------------

   Net sales                                      $2,695
   Costs and expenses                              2,431
   Provision for income taxes                         66
                                                 -------
   Net income                                    $   198
                                                 =======


     There were no dividends or foreign currency gains or losses from foreign subsidiaries in 1995.


11. STOCK OPTIONS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployees transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

      Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting.

      The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method, nor has it been determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

      In August 1983, the Company adopted the 1983 Employee Stock Option Plan ("1983 Plan"). Under the terms of the 1983 Plan, which was amended in September 1984 and January 1988, 800,000 shares of the Company's common stock were available for issuance under option grants to key employees, including officers, at prices not less than the fair market value of the stock at the date of grant. Options may have a term of up to ten years from the date of grant and vest at a rate of 20 to 50 percent a year commencing one year from the date of grant.

      In May 1984, the Company adopted the Elexsys International, Inc. Non-Qualified Stock Option Plan ("1984 Plan"). Under the terms of the 1984 Plan, 200,000 shares of the Company's common stock were available for issuance under option grants to key employees, including officers, who are not directors of the Company. The terms and conditions of the 1984 Plan are similar to those of the 1983 Plan. During the year ended September 30, 1994 both plans expired.

      Option activity for these plans is summarized as follows:


STOCK OPTION ACTIVITY

                         1983 Plan                    1984 Plan
                   Number         Price          Number        Price
                 of Shares      per Share      of Shares     per Share
----------------------------------------------------------------------
Sept. 30, 1992    655,750           $3.50        42,000          $3.50
Granted           193,350     $1.25-$3.50        60,000          $3.50
Cancelled        (131,400)          $3.50
                -------------------------       ----------------------

Sept. 30, 1993    717,700     $1.25-$3.50       102,000          $3.50
Granted            38,500           $1.25        60,000          $1.25
Cancelled        (367,400)    $1.25-$3.50
                -------------------------       ----------------------

Sept. 30, 1994    388,800     $1.25-$3.50       162,000     $1.25-$3.50
Granted                             $1.25                         $1.25
Exercised        (151,500)    $1.25-$3.50       (33,600)          $3.50
Cancelled         (93,550)    $1.25-$3.50      (118,400)    $1.25-$3.50
                -------------------------      ------------------------

Sept. 30, 1995    143,750     $1.25-$3.50        10,000     $1.25-$3.50
                =========================      ========================

      In June 1994, the Company adopted the Company's 1994 Incentive Stock Option Plan ("the 1994 Plan"), authorizing the issuance of options to purchase a maximum aggregate of 500,000 shares of common stock, the 1994 Plan was approved by the stockholders' of the Company in February 1995. Options may have a term of up to ten years from the date of grant and vest at a rate of 25 to 33.33 percent per year.

                  1994 Non Qualified Options         1994 ISO Plan
                    Number        Price           Number          Price
                  of Shares     per Share        of Shares      per Share
-------------------------------------------------------------------------
Sept. 30, 1993
Granted            87,000        $1.25            235,000            $1.00
                  --------------------           -------------------------

Sept. 30, 1994     87,000        $1.25            235,000            $1.00
Granted                                           357,500      $2.88-$5.19
Exercised         (30,500)       $1.25
Cancelled         (22,500)       $1.25           (102,750)     $1.00-$2.88
                  --------------------           -------------------------

Sept. 30, 1995     34,000        $1.25            489,750      $1.00-$5.19
                  ====================           =========================


      In March 1994, the Company granted to the Chief Financial Officer options to purchase 10,000 shares of common stock at an option price of $1.25 per share under the terms of the 1984 Plan. In addition, options to purchase 87,000 shares of common stock at an option price of $1.25 per share, which were previously intended to be granted to certain employees under the 1983 Plan that had expired were instead granted as separate non-qualified stock options in April 1994. The options vest at a rate of 50 percent per year commencing November 11, 1994.

      In the third quarter of fiscal 1995, the Board of Directors adopted the Company's 1995 Incentive Stock Option Plan ("the 1995 Plan"), authorizing the issuance of options to purchase a maximum aggregate of 1,000,000 shares of common stock, subject to approval by the Securities and Exchange Commission and the stockholders of the Company. During the fiscal year, options to purchase an aggregate of 82,000 shares had been granted under the 1995 Plan at an exercise price of $8.88 to $11.25 per share (the market price on the date of grant). Options may have a term of up to ten years from the date of grant and vest at a rate of 25 percent a year commencing one year from the date of grant.

      During the year ended September 30, 1991, the Company granted options to purchase 30,000 shares to a then member of the Board of Directors at an option price of $3.50 per share, and options to purchase 30,000 shares, at an option price of $7.00 per share, granted to the same individual during the year ended September 30, 1990, were cancelled. The options granted are exercisable as follows: 10,000 shares during the year ended September 30, 1991 and 10,000 shares per year for the subsequent two years.

      During the year ended September 30, 1993, the Company granted options to purchase 10,000 shares to a then member of the Board of Directors at an option price of $3.50 per share. The options granted are exercisable as follows: 3,000 shares during the year ended September 30, 1993 and 3,500 shares per year for the subsequent two years.

      In addition, during the year ended September 30, 1994, the Company granted options to purchase 10,000 shares to a then member of the Board of Directors at an option price of $1.25 per share and also granted options to purchase 10,000 shares to a member of the Board of Directors at an option price of $1.69 per share. The options for 10,000 shares at $1.25 were subsequently amended to provide that to the extent not previously vested, these options became fully exercisable and were exercised during fiscal 1995. In addition, this person's options granted during the year ended September 30, 1993 in the amount of 10,000 shares at the price of $3.50 per share also became fully exercisable. The new options granted at $1.69 per share are exercisable as follows: 3,400 shares during the year ended September 30, 1994, 3,300 shares during the year ending September 30, 1995, and 3,300 shares during the year ending September 30, 1996.

      At September 30, 1995, 1,737,750 shares of common stock are reserved for the exercise of stock options granted or available for future grant. 122,500 of these shares are exercisable under the 1983 or 1984 Plan or 1994 Non Qualified Options.

12. ENVIRONMENTAL MATTERS

The Company's manufacturing processes utilize substantial quantities of chemicals as well as substantial quantities of water. The Company is subject to and believes it is in compliance with federal, state and local environmental laws and regulations regarding air, water and land use, the generation, use, storage and disposal of hazardous materials and wastes and the operation and closure of manufacturing facilities at which hazardous materials are used or hazardous wastes are generated. The Company is aware of contamination of soil and ground water (principally by metals and solvents) at two of its former facilities in Northern California. At one of these facilities, soil has been remediated, but the likely future cost of ground water cleanup at that facility is not yet reasonably estimable. Investigative costs of $30,000 have been incurred. At the other former facility in Northern California, the Company incurred costs of approximately $137,000 for cleanup of soil contamination and the property was returned to its owner during the second quarter of fiscal 1995. In addition, the facility is adjacent to an existing State of California administered Superfund site and may become part of a related State of California administered regional ground water investigation; the likely future cost to the Company in connection with possible ground water cleanup is not yet reasonably estimable. At another former facility in Southern California, the Company conducted limited groundwater sampling in connection with a potential sale of the property, and low concentrations of solvents were detected. Notification was made to the proper agencies. At this time, it is not possible to determine whether any response actions will need to be taken; and accordingly, the likely future cost to the Company is not yet reasonably estimable.

      The Company is further aware of soil and ground water contamination (principally by metals and solvents) at two currently used facilities, one in Northern California and one in Southern California. At its Northern California facility, the Company is indemnified by the former property owner who has acknowledged his obligation. At its Southern California facility, the Company's preliminary estimate of remedial costs, expected to be incurred over five to seven years, ranges from approximately $880,000 to $1,480,000 (including between approximately $300,000 and $400,000 estimated capital expenditures for waste treatment equipment acquisition and installation costs). At its Northern California facility, the Company has also received notice that regulatory authorities plan to reduce the discharge limits for industrial waste water discharge containing heavy metals. New limits are expected to become effective in October 1996. Based on proposed limits, the cost to the Company of additional equipment and process modifications needed to comply with the reduced limits is preliminarily estimated by the Company to be between $100,000 and $250,000. As of September 30, 1995, the Company believes it has appropriately recorded all known costs related to environmental matters, including the minimum amounts where the estimated costs are within a range. Such known costs are primarily accrued in other current liabilities. However, actual future environmental related expenditures are subject to numerous uncertainties, including the discovery of additional environmental concerns, further development of cost estimates, new and changing environmental laws and requirements, or new interpretations of existing laws and requirements. Accordingly, there can be no assurance that future environmental related expenditures will not exceed the Company's current estimates or that they will not have a materially adverse effect on the Company.


13. EXTRAORDINARY ITEM

On June 30, 1994 and July 11, 1994, the Company exchanged for $16,000,000 of the Debentures an aggregate of 3,200,000 newly issued shares of common stock, par value $1.00 per share, with Mr. Milan Mandaric. The net gain of $10,167,000 was recorded as an extraordinary item. The net gain included a reduction of debt issuance costs related to the Debentures and additional professional fees associated with the transaction. The transaction included a payment of $293,333 for accrued interest on Debentures exchanged and reimbursement of $50,000 for Mr. Mandaric's professional expenses.

      On March 31, 1995, the Company exchanged for $4,000,000 of its Debentures an aggregate of 400,000 newly issued shares of common stock, par value $1.00 per share, with Mr. Milan Mandaric. The net gain of $1,833,000 was recorded as an extraordinary item. The net gain included a reduction of debt issuance costs related to the Debentures and additional professional fees associated with the transaction. The transaction included a payment of $18,333 for accrued interest on the Debentures exchanged.


14. OTHER ITEMS

Major Customers -- For the years ended September 30, 1995, 1994 and 1993, one customer accounted for approximately 24 percent, 22 percent, and 26 percent of net sales, respectively, and for fiscal year 1995 two customers accounted for 12% and 10% of net sales, respectively.

Export Sales-- For the years ended September 30, 1995, 1994 and 1993, export sales accounted for approximately $13,100,000, $8,500,000, $13,700,000 or 13 percent, 9 percent, and 14 percent of net sales, respectively.

Bonus Plan -- The Company has a discretionary profit sharing bonus plan which provides for payment of bonuses to all eligible employees based on a formula fixed annually by the Board of Directors. The bonus formula is applied separately to each of the Company's profit centers. Bonus expense relating to the plan amounted to $391,000 and $86,000 for the years ended September 30, 1995 and 1993, respectively. No bonuses were paid for the year ended September 30, 1994.

Treasury Stock -- On June 30, 1994, 709,100 shares of stock in treasury were retired.



15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 First           Second        Third       Fourth
Thousands of dollars except per share data     Quarter          Quarter      Quarter      Quarter            Year
------------------------------------------------------------------------------------------------------------------
1995
Net sales                                      $22,753          $23,407      $27,298      $30,512        $103,970
Gross profit                                     2,870            1,866        4,288        6,809          15,833
Income (loss) before extraordinary item            250             (870)         901        3,018           3,299
Net income                                         250              963          901        3,018           5,132
Net income (loss) before extraordinary
  item per share                               $   .03           $ (.10)     $   .10      $   .32        $    .37
Net income per primary share                   $   .03           $  .11      $   .10      $   .32        $    .57
1994
Net sales                                      $24,311          $26,153      $23,943      $21,273        $ 95,680
Gross profit                                       620            2,847        2,404        1,508           7,379
Loss before extraordinary item                  (3,353)            (582)        (992)      (2,686)         (7,613)
Net income (loss)                               (3,353)(1)         (582)       9,175       (2,686)(2)       2,554
Loss before extraordinary item per share       $  (.65)         $  (.11)     $  (.18)     $  (.32)       $  (1.28)
Net income (loss) per primary share            $  (.65)         $  (.11)     $  1.67      $  (.32)       $    .54
                                               -----------      --------     --------     -----------    ---------

(1) Includes estimated restructuring costs of $600,000.
(2) Includes estimated restructuring costs of $1,500,000.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


Elexsys International, Inc.:

We have audited the consolidated balance sheets of Elexsys International, Inc. (formerly Diceon Electronics, Inc.) and its subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Elexsys International, Inc. and its subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP (sig)

Costa Mesa, California
October 16, 1995

PRICE RANGE OF COMMON STOCK                          Elexsys International, Inc.
--------------------------------------------------------------------------------

The Company's common stock was traded in the Nasdaq National Market System under the Nasdaq symbol DICN from the Company's initial public offering on December 1, 1983 until December 2, 1993. At that time the Company's common stock was delisted from Nasdaq National Market trading because of its failure to meet Nasdaq's requirements for capital and surplus and net tangible assets. The Company's stock was traded on Nasdaq's Bulletin Board Market from December 3, 1993 to March 17, 1995. Since March 20, 1995, the Company`s common stock has been traded on Nasdaq's SmallCap Market under the symbol ELEX. The table below sets forth the reported closing prices for the quarter indicated. Prices represent quotations between dealers without adjustments for retail markups, markdowns or commissions.

      The Company had approximately 668 stockholders of record as of September 30, 1995. The Company has not paid cash dividends on its common stock, and its Board of Directors presently intends to continue this policy in order to retain earnings for the development of the Company's business. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future. Additionally, the Company's credit agreements with its asset-based lender prohibit the payment of cash dividends without such person's consent.

   Quarter ended         Dec. 31    Mar. 31    June 30    Sept. 30
   ---------------------------------------------------------------
   Fiscal 1995
   High                    4-1/4      5-5/8      7-1/8    15-1/14
   Low                    1-5/16      3-5/8    3-11/16      6-7/8
                          ------      -----    -------    -------

   Fiscal 1994
   High                    1-1/4        7/8      1-5/8      1-7/8
   Low                       1/8        3/8        3/4      1-1/4
                          ------      -----    -------    -------

CORPORATE INFORMATION
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

Milan Mandaric
Chairman of the Board
and President, Elexsys
International, Inc.

Charles Handley
Private Investor

Peter S. Jonas
Private Investor and
Business Consultant

Roland G. Matthews
Private Investor


OFFICERS

Milan Mandaric
Chairman of the Board
and President

W. Barry Hegarty
Chief Operating Officer

Michael S. Shimada
Vice President Finance, Chief
Financial Officer and Secretary

CORPORATE OFFICE

Elexsys International, Inc.
1188 Bordeaux Drive
Sunnyvale, California  94089
(408)  743-5400
FAX (408)  743-5454

TRANSFER AGENT AND REGISTRAR

U. S. Stock Transfer Corporation
Glendale, California  91207

INDEPENDENT AUDITORS

Deloitte & Touche LLP
695 Town Center Drive
Costa Mesa, California 92626

LEGAL COUNSEL

Cooley Godward Castro
Huddleson & Tatum
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155

FORM 10-K

A copy of Elexsys International, Inc.'s Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended September 30, 1995 is available without charge upon written request to: Investor Relations, Elexsys International, Inc., 1188 Bordeaux Dr., Sunnyvale, California 94089.

COMMON  STOCK

The Common Stock of Elexsys International, Inc. (symbol: ELEX) trades on Nasdaq's SmallCap Market.

CONVERTIBLE DEBENTURES

The Convertible Debentures of Elexsys International, Inc. (symbol: DICNG) trades over-the-counter on Nasdaq's Bulletin Board Market.

ELEXSYS INTERNATIONAL, INC.
---------------------------
1188 Bordeaux Drive
Sunnyvale, California  94089
(408)  743-5400
FAX (408)  743-5454