Form 10-K, Exhibit 13
period 1996-09-30
ELEXSYS INTERNATIONAL INC
filed 1996-12-27
CIK 727010

ELEXSYS INTERNATIONAL, INC.



                               [GRAPHIC OMITTED]


                               1996 ANNUAL REPORT

Elexsys International, Inc. is one of the country's leading manufacturers of high performance medium and high density backpanel assemblies & sophisticated subsystem assemblies. In addition, the Company is one of the leading manufacturers of high technology circuit boards. The Company offers advanced inter-connect solutions for the telecommunications, datacommunications, computer, industrial, medical and instrumentation markets.

         As of September 30, 1996, Elexsys had 9,300,810 shares of common stock outstanding. Elexsys is traded on the Nasdaq National Market System under the symbol ELEX.

                                                                     PRIMARY EARNINGS       STOCKHOLDERS'
   NET SALES                GROSS MARGIN          NET INCOME            PER SHARE              EQUITY               TOTAL ASSETS
   $000,000                      %                $000,000                  $                 $000,000                $000,000


[GRAPHIC OMITTED]        [GRAPHIC OMITTED]     [GRAPHIC OMITTED]    [GRAPHIC OMITTED]     [GRAPHIC OMITTED]       [GRAPHIC OMITTED]


    94--95.7                 94--7.7               94--2.6              94--.54               94--6.1                  94--37.0
    95--104.0                95--15.2              95--5.1              95--.57               95--13.9                 95--45.1
    96--126.9                96--18.3              96--8.5              96--.89               96--24.6                 96--62.1



                              TO OUR SHAREHOLDERS

Fiscal 1996 -- our second year of renewed profitability from operations -- showed Elexsys International forging ahead soundly. Our strategy of expanding the breadth and scope of the products and services we offer is being well received by the markets we serve. IN RECENT YEARS, MAJOR ELECTRONICS OEMS -- OUR TARGET CUSTOMERS -- HAVE BEEN OUTSOURCING INCREASING AMOUNTS OF THEIR MANUFACTURING AND ASSEMBLY NEEDS. For the fiscal year ended September 30, 1996, compared to fiscal 1995, net sales increased 22% to $127 million from $104 million. Net income grew 67% to $8.5 million from $5.1 million and primary earnings per share were up 56% to $0.89 from $0.57. Our operating margin for the year was 8.0% compared to 5.1% for fiscal 1995. Net income for fiscal 1995 included a gain of $1.8 million due to the early extinguishment of debt. Excluding the gain, net income would have been $3.3 million and earnings per share would have been $0.37.

         For the fourth quarter of fiscal 1996 compared to the same period in fiscal 1995, net sales grew 20% to $36.8 million while net income decreased 25% to $2.3 million and earnings per share were down 25% to $0.24 (on 9.6 million shares compared to 9.4 million shares for the prior period).

           Compared  to the third  quarter of fiscal

1996, fourth quarter net sales increased 19% while net income grew 15% and earnings per share increased 20%.

         The increase in orders from the third quarter of fiscal 1996, which included a broad range of new customers, and heightened overall performance in the fourth quarter resulted from an improved sales mix and higher capacity utilization than earlier in the year when inventory adjustments and product transitions combined to reduce orders on a temporary basis from some of our largest customers.


                      ------------------------------------

                                   REVENUES BY
                                 MARKET SEGMENT

                                  53% TELECOM
            [GRAPHIC OMITTED]     13% COMPUTER
                                  22% DATACOM
                                  12% INDUSTRIAL

                      ------------------------------------


         Overall, the revenue mix improved. Orders for higher-margin backpanel and subsystem assembly products met our growth expectations as we continued to focus on our goal of achieving more than 50% of revenues from our assembly operations. We also worked successfully to requalify Elexsys with major cus-tomers in the telecommunications, datacommunications, industrial and medical market segments for business that had been lost previously due to the inability to service these customers in past years. Today, Elexsys is again receiving preferred supplier designations from several major customers. The expansion of our customer base, including new and renewed relationships, is a clear indicator of the vigor and effectiveness of our turnaround efforts for the Company begun in October 1994. We have increased revenues from backpanel and subsystem assemblies as a percentage of net sales during fiscal 1996. We also have improved product turnaround time and yields significantly, placing Elexsys' quality among industry leaders.

         We believe outsourcing by OEMs, particularly in the large and growing telecommunications and datacom-munications markets, is a dynamic opportunity for Elexsys both in the United States and overseas. OEMs utilize contract manufacturing for several key reasons: design expertise, reduced capital investment requirements, focused resources, access to leading manufacturing technology, and improved inventory management and purchasing power. To capture our fair share of this potential, we have made broad-spectrum "one-stop outsourcing" the cornerstone of our strategy for growth.

         We are using our proven, high-technology manufacturing and engineering capabilities to further expand into the rapidly growing outsourcing market, providing complex press-fit backpanels, surface-mount back-panel assemblies and subsystems utilizing our internal high technology circuit board capability.


             ------------------------------------------------------

                               MAJOR CUSTOMERS BY
                                 MARKET SEGMENT

             TELECOMMUNICATIONS                 INDUSTRIAL/MEDICAL
             Northern Telecom                   GE
             Tellabs                            Seimens
             Telco                              Rockwell
             DSC                                Honeywell
             Qualcom                            Fisher Controls
             Reltec                             Picker
             Lucent Technologies, Inc.          Genrad


             DATA COMMUNICATIONS                COMPUTERS
             DEC                                Tandem
             Tandem/UB networks                 DEC
             AT&T Paradyne                      Motorola
             Cascade                            Harris
             NET                                Silicon Graphics, Inc.

             ------------------------------------------------------

         We are also seeking to diversify our customer base. During fiscal 1996, the Company manufactured and sold its products to 385 customers, principally in North America and Europe.

         To support our broad marketing thrust, late in the fiscal year we moved our Sunnyvale headquarters office and back-panel operations to a much larger, 75,000-square-foot facility in San Jose, California. Midway through the fiscal year, we acquired Anetec Technologies, a contract manufacturer supplying SMT assembly services on a consignment basis. This acquisition enabled Elexsys to seamlessly absorb a significant increase in orders in the active backpanel market segment. Anetec will be absorbed into the backpanel assembly division during 1997. We will continue to offer a prototype consignment service to our major customers on a limited basis. WE ARE STRUCTURING ELEXSYS TO BE THE PREMIER, ONE-STOP OUTSOURCING OPTION FOR ELECTRONICS OEMS REQUIRING SUBSYSTEM ASSEMBLIES. Value-added contract manufacturing, which accounted for approximately $41.5 billion in 1995, is estimated to be growing at an annual rate of 21% and exceed $100 billion by the year 2000. Increasingly, OEMs -- our blue-chip customers -- are relying on independent manufacturers such as Elexsys rather than on captive production with many OEMs having discontinued their own production since 1990.

             ------------------------------------------------------

                                 THE VERTICALLY
                              INTEGRATED SOLUTION

                                [GRAPHIC OMITTED]

                  STATE OF THE ART SYSTEM ASSEMBLY CAPABILITY

             o State of the Art Manufacturing SMT & Pressfit
               Backpanel Assembly
             o High Tech Printed Circuit Board Manufacturing Capability
             o Materials Procurement Group
             o Superior Design Services
             o Subsystem Assembly Capability
             o Advanced Test Capability
             o System Integration Capability

             ------------------------------------------------------

         The electronics industry is undergoing fundamental change with the ability to innovate, and be first to market with a cost effective product both being critical to the success of OEMs today. This puts an intensified demand on suppliers who are providing increasing design and systems content to OEMs. We have configured a supply system with key engineering and manufacturing resources at strategic locations in North America and the United Kingdom focused on delivering quick-turn prototypes for new products, which are subsequently followed with deliveries of high quality products on a timely basis. All plants have ISO 9002 certification.

             ------------------------------------------------------

                           USA AND EUROPEAN OPERATIONS

                                                   New Hampshire
                                                   Nashua

                                                                U.K.
                               [GRAPHIC OMITTED]                Peterborough
                                                                England
               California
               Fremont
               Irvine                              Texas
               Mountain View                       Plano
               San Jose

             ------------------------------------------------------

         The path we are following is wholly dependent upon the expertise and wisdom of our management and employees and their ability to work together in order to provide the timely response we promise to our customers. At Elexsys, we have continued through fiscal 1996 to expand our infrastructure and to broaden our management team. Recognizing his keen contribution to our building process, the Board of Directors named W. F. "Barry" Hegarty in January 1996 as President of the Company in addition to his role as Chief Operating Officer.

         For the future, we believe Elexsys has bright prospects, particularly with the strategy we have articulated and have now largely implemented. Outsourcing presents a dynamic opportunity for the Company in the

United States, Europe and Asia. OUR BUSINESS IS FOCUSED ON MAJOR GROWTH MARKETS, PARTICULARLY TELECOMMUNICATIONS, DATACOMMUNICATIONS, INDUSTRIAL, MEDICAL AND COMPUTER BOTH IN THE U.S. AND OVERSEAS. Elexsys enjoys world-class manufacturing capabilities, sells into rapidly expanding markets, and has a growing international presence. Our customer strategy is focused on timeliness, which is a key component of value in our business, on premium service for all customers, and on top quality that exceeds our customer expectations.

         We intend to forge ahead in fiscal 1997 by continuing to enhance our technology leadership, capitalize on our international presence, add even more higher added-value products, and provide our customers with the best solutions tailor made to their particular requirements.

             ------------------------------------------------------

             MILAN MANDARIC

             [GRAPHIC OMITTED]


                                              [GRAPHIC OMITTED]

                                              W. F. "BARRY" HEGARTY

             ------------------------------------------------------

         We want to thank our customers and suppliers for their confidence in our products, and our employees for their loyalty, commitment and performance. We also thank our shareholders for their support through the years and look forward to reporting continued progress and increased shareholder value in fiscal 1997.

/s/ Milan Mandaric                           /s/ Barry Hegarty
    MILAN MANDARIC                               W.F."BARRY" HEGARTY
    Chairman of the Board and CEO                President and COO

           MANAGEMENT'S DISCUSSION AND ANALYSYS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto contained elsewhere within this Annual Report. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The actual future results of the Company could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and those discussed in the Company's Form 10-K for the year ended September 30, 1996.

                RESULTS OF OPERATIONS FISCAL 1996 TO FISCAL 1995

NET SALES
Net sales increased 22 percent from fiscal 1995. The increase in net sales resulted from an increase in demand for the Company's subsystems (backpanels and card cage) assemblies and circuit board products from new and recurring customers, five months of sales from the Company's recent acquisition of the assets of Anetec Technologies (Anetec) in Fremont, California and a full year's sales from the United Kingdom circuit board operation. The increase in net sales was partially offset by lower pricing for circuit boards due to previously announced softness in the industry during the third quarter of fiscal 1996. The Company had unused capacity in its circuit board and assembly operations of approximately 35 and 50 percent respectively, allowing the Company to substantially increase its sales in its existing facilities. Going forward, management expects subsystems' sales to be approximately 50 to 60 percent of sales by the end of fiscal year 1997.

GROSS MARGIN
Gross margin as a percentage of net sales increased from 15.2 percent for fiscal 1995 to 18.3 percent for fiscal 1996. The increase is attributable to lower fixed and labor costs per unit shipped for circuit board products mainly due to an increase in units shipped diluting fixed costs as well as improving operating efficiencies. The increase in gross margin was also driven by reduced labor costs as a percentage of net sales for assemblies due to improvement in operating efficiencies. The increase in gross margin was partially offset by start-up costs at our Plano, Texas operations and a softness in demand for circuit boards at our Peterborough, England operations creating operating inefficiencies. Going forward, further improvement in gross margins will depend on product mix, capacity utilization mainly at our start-up operations, the ability to continue to improve operating efficiencies as sales increase, and further cost reductions.

OPERATING EXPENSES
Operating expenses increased 24.3 percent from fiscal 1995. As a percentage of net sales, operating expenses increased slightly from 10.1 percent for fiscal 1995 to 10.3 percent for fiscal 1996. The increase in operating expenses in absolute dollars is attributable to higher salary costs associated with new additions to the executive staff and additional sales and administrative personnel to support the growth, recruiting and relocation costs related to the hiring of new executives, advertising costs, costs associated with improving information systems, investor relations costs, a full year of United Kingdom costs, and higher than expected legal fees, partially offset by lower commissions and lower research and development costs.

INTEREST EXPENSE
Interest expense decreased 18.3 percent from fiscal 1995 and was attributable to the elimination of interest obligations from the exchange of certain of the Company's 5 1/2 percent Convertible Subordinated Debentures due 2012 during the second quarter of fiscal year 1995 (See Note 13 of Notes to Consolidated Financial Statements) and to lower short term borrowings during the fiscal year. The decrease in interest expense was partially offset by interest expense incurred by the Company's United Kingdom subsidiary.

PROVISION FOR INCOME TAXES
In fiscal 1996, the Company provided $202,000 for income taxes. This tax provision primarily relates to federal alternative minimum tax and state taxes, partially offset by a tax benefit in the United Kingdom due to net operating losses. As of September 30, 1996, the Company has a net operating loss carryforward for federal income tax purposes of approximately $24,416,000 expiring in various amounts between 2006 and 2008, which net operating loss carryforwards could offset 100 percent of taxable income for regular tax purposes. However, the Internal Revenue Code of 1986 contains limitation on the utilization of net operating loss carryforwards if a "change of ownership," as described in Section 382 of the Internal Revenue Code, occurs. In light of the substantial accumulation of common stock by Mr. Milan Mandaric during fiscal 1994 and fiscal 1995, a modest change in ownership of the Company could trigger such limitations. If such limitations were triggered, it is possible the net operating loss carryforwards could expire prior to utilization. The United Kingdom subsidiary is taxed at the prevailing corporate tax rates in that country and has approximately $672,000 in net operating loss carryforwards. (See
Note 8 of Notes to Consolidated Financial Statements.)

                RESULTS OF OPERATIONS FISCAL 1995 TO FISCAL 1994

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

GROSS MARGIN
Gross margin as a percentage of net sales increased from 7.7 percent for fiscal 1994 to 15.2 percent for fiscal 1995. The increase is attributable to lower fixed and variable costs per unit shipped for the circuit board product line, partially offset by higher direct material costs in the backpanel product line due to changes in product mix. The improvement in fixed and variable costs per unit shipped for the Company's circuit board product line is related to improvement in operating efficiencies, product mix and cost reductions.

OPERATING EXPENSES
Selling, general and administrative (SG&A) expense was approximately equal to fiscal 1994 in absolute dollars. As a percentage of net sales, SG&A decreased from 10.6 percent for fiscal 1994 to 9.8 percent for fiscal 1995. SG&A was approximately constant in absolute dollars as a consequence of a reduction in legal and consulting fees and lower wages and salaries, partially offset by increased costs due to commissions to manufacturers' representatives, profit sharing costs and five months of the United Kingdom subsidiary's selling, general and administrative costs. The reduction in legal and consulting fees were associated with the elimination of certain legal and consulting fees incurred in fiscal 1994 related to matters associated with the credit-line agreement. The decrease in lower wages and salaries is attributable to the October 3, 1994 announced downsizing of operations, partially offset by reorganizing the sales and technical team. The decrease in SG&A as a percentage of net sales was attributable to increased sales.

         Research and development expenditures decreased 45 percent during fiscal 1995 compared to fiscal 1994. The decrease in expenditures is directly attributable to lower labor and benefit costs of engineers related to past restructuring by the Company.

         At the beginning of fiscal 1995, the Company's balance for restructuring reserve was $861,000. For the fiscal year, the Company reduced its restructuring reserve by $846,000 mainly through severance pay to executives with agreements. As of September 30, 1995, there was no remaining balance, as all costs associated with these agreements were paid during fiscal 1995.

INTEREST INCOME AND INTEREST EXPENSE
Interest income decreased 100 percent from fiscal 1994. The decrease was primarily due to a reduction in interest bearing investments held by the Company during fiscal 1995 compared to fiscal 1994 as investments were liquidated to fund purchase of capital equipment. Interest expense decreased 13.2 percent from fiscal 1994 and was attributable to the elimination of interest obligations through two exchanges of the Company's 5 1/2 percent Convertible Subordinated Debentures due 2012 (the Debentures) during the last quarter of fiscal 1994 and the second quarter of fiscal 1995 (See Note 13 of Notes to Consolidated Financial Statements) partially offset by interest expense incurred by the company's United Kingdom subsidiary and an increase in short-term borrowings from the Company's asset-based lender during fiscal 1995.

PROVISION FOR INCOME TAXES
In fiscal 1995, the Company provided $220,000 for income taxes related primarily to alternative minimum tax and foreign income tax. As of September 30, 1995, the Company reported a net operating loss carryforward for federal income tax purposes of approximately $32,385,000 expiring in various amounts between 2006 and 2008. The United Kingdom subsidiary has no available tax loss carryforwards and is taxed at the prevailing corporate tax rates in that country. (See Note 8 of Notes to Consolidated Financial Statements).

EXTRAORDINARY GAIN, NET OF EXPENSES AND TAXES
On March 31, 1995, the Company and Mr. Mandaric exchanged an aggregate of 400,000 newly issued shares of common stock for $4,000,000 of principal amount of Debentures. The net gain of $1,833,000 was recorded as an extraordinary item. The net gain included a reduction of debt issuance costs related to the Debentures and additional professional fees associated with the transaction. The transaction included a payment of $18,333 for accrued interest on the Debentures exchanged. (See Note 13 of Notes to Consolidated Financial Statements.)

                     FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company's future operating results may be adversely affected by a number of factors, including general economic conditions, foreign competition, industry consolidation, shortages of certain raw materials, the Company's ability to develop, manufacture and sell its products profitably, the loss of one of its primary customers and the cyclical nature of the business of some of the Company's customers.

         The Company participates in a highly competitive industry. The circuit board and assembly industry has been characterized by stringent customer demands for timely deliveries, service and quality of products and by aggressive pricing practices. The Company's operating results could be materially adversely affected should the Company be unable to meet any one of these customer demands.

                                    INFLATION

Management believes that inflation has not significantly affected the prices of the Company's products, the cost of its materials and labor and its operating costs.

                         LIQUIDITY AND CAPITAL RESOURCES

The Company had cash flows from operating activities of $7.1 million during fiscal 1996 compared to $4.4 million during fiscal 1995. Higher positive cash flow provided by operating activities during fiscal 1996 was primarily due to improved profitability.

         Cash provided by operating activities of $7.1 million and cash provided by financing activities of $2.3 million was offset by cash used by investing activities of $9.2 million. Cash was provided by financing activities through the increase in short-term borrowings and long-term debt, and amounts received from the exercise of stock options by certain employees, less cash used for the repayment of long-term debt. Cash from investing activities was used for the purchase of capital equipment of $7.8 million and for a $1.4 million cash payment for the assets of Anetec Technologies. The purchase of capital equipment was for normal replacement, equipment for processes that the Company had previously outsourced, and equipment to enhance our manufacturing capabilities.

         On November 26, 1996, the Company purchased property which it had previously leased at 41 Simon Street, Nashua, New Hampshire for approximately $2.3 million. The Company has received tentative approval for a tax exempt private activity bond financing, at a substantially lower interest rate, from the State of New Hampshire to finance this transaction.

         As of September 30, 1996, the Company has short-term borrowings of $6.2 million under a $15 million line of credit agreement that was established December 17, 1993 and amended January 30, 1996. Under the terms of the agreement, the Company's cash collections are applied to any outstanding borrowings upon the receipts clearing the bank. As of September 30, 1996 the lender was in possession of approximately $896,000 of the Company's cash collections, and accordingly, such funds have been applied to reduce the amount outstanding under the Company's line of credit to $5.3 million. The line of credit is collateralized by substantially all of the Company's assets and will remain in effect until December 17, 1997. The company was in compliance with all of the covenants as defined within the agreement.

         At September 30, 1996, the Company's current ratio of current assets to current liabilities was 1.5 to 1. In addition, the Company had $1.1 million in cash and cash equivalents which are available for current operations, capital expenditures and other purposes. Management believes that the Company's existing working capital, its remaining borrowing capacity, and funds generated from operations will be sufficient to meet presently anticipated working capital requirements.

                                  ENVIRONMENTAL

The Company's manufacturing processes utilize substantial quantities of chemicals as well as substantial quantities of water. The Company is subject to and believes it is in substantial compliance with federal, state and local environmental laws and regulations regarding air, water, and land use, the generation, use, storage and disposal of hazardous materials and wastes, and the operation and closure of manufacturing facilities at which hazardous materials are used or hazardous wastes are generated. The Company has had no new environmental matters in the current fiscal year.

         With respect to previously reported matters, the Company is aware of contamination of soil and ground water (principally by metals and solvents) at two of its former facilities in Northern California. At both of these facilities the soil has been remediated and the properties have been returned to their owners. One of the facilities is adjacent to an existing State of California administered Superfund site; as a result, it could become part of a related State of California administered regional ground water investigation, although, the Company does not believe that it bears any responsibility for that matter. At another former facility in Southern California, the Company conducted limited groundwater sampling in connection with potential sale of the property, and low concentrations of solvents were detected. Notification was made to the appropriate agencies. At this time, it is not possible to determine whether any response actions will be needed to be taken; and accordingly, the likely future cost to the Company is not yet reasonably estimable.

         The Company is further aware of soil and ground water contamination (principally by metals and solvents) at two currently used facilities, one in Northern California and one in Southern California, At its Northern California facility, the Company is indemnified by the former property owner who has acknowledged his obligation. At its Southern California facility, the Company's preliminary estimate of remedial costs, expected to be incurred over five to seven years, ranges from approximately $880,000 to $1,480,000 (including between approximately $300,000 and $400,000 estimated capital expenditures for waste treatment equipment acquisitions and installation costs). At its Northern California facility, the Company has implemented and has been in compliance with recently reduced discharge limits for industrial waste water discharge containing heavy metals.

         As of September 30, 1996, the Company believes it has appropriately recorded all known costs related to environmental matters, including the minimum amounts where the estimated costs are within a range, and are primarily accrued in other current liabilities. However, actual future environmental related expenditures are subject to numerous uncertainties, including the discovery of additional environmental concerns, further development of cost estimates, new and changing environmental law and requirements, or new interpretations of existing laws and requirements. Accordingly, there can be no assurance that future environmental related expenditures will not exceed the Company's current estimates or that they will not have a materially adverse effect on the Company.

                                                SELECTED CONSOLIDATED FINANCIAL DATA

                                                     ELEXSYS INTERNATIONAL, INC.

YEARS ENDED SEPTEMBER 30 (IN THOUSANDS, EXCEPT PER SHARE DATA)             1996         1995         1994         1993          1992
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
NET SALES                                                             $ 126,906    $ 103,970    $  95,680    $  99,272    $ 101,396
COST OF SALES                                                           103,696       88,137       88,301       98,024      100,864
------------------------------------------------------------------------------------------------------------------------------------
         GROSS PROFIT                                                    23,210       15,833        7,379        1,248          532

OPERATING EXPENSES:
         SELLING, GENERAL AND ADMINISTRATIVE                             12,852       10,154       10,167       10,838        9,593
         RESEARCH AND DEVELOPMENT                                           258          395          718        2,302        2,868
         PROVISION FOR RESTRUCTURING OF OPERATIONS                                                  2,100        3,000
------------------------------------------------------------------------------------------------------------------------------------
                  TOTAL OPERATING EXPENSES                               13,110       10,549       12,985       16,140       12,461
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                                            10,100        5,284       (5,606)     (14,892)     (11,929)

OTHER (INCOME) EXPENSE:
         INTEREST EXPENSE                                                 1,442        1,765        2,034        1,856        1,872
         INTEREST INCOME                                                    (14)                      (27)        (417)      (1,127)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                         8,672        3,519       (7,613)     (16,331)     (12,674)
PROVISION FOR INCOME TAXES                                                  202          220
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                   8,470        3,299       (7,613)     (16,331)     (12,674)

EXTRAORDINARY ITEM:
         GAIN FROM EXCHANGE OF CONVERTIBLE SUBORDINATED DEBENTURES
         FOR COMMON STOCK, NET OF EXPENSES                                             1,833       10,167
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                     $   8,470    $   5,132    $   2,554    $ (16,331)   $ (12,674)
====================================================================================================================================
NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:
         PRIMARY                                                      $     .89    $     .57    $     .54    $   (3.18)   $   (2.46)
         FULLY DILUTED                                                $     .89    $     .56    $     .39    $   (3.18)   $   (2.46)
====================================================================================================================================

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES:
         PRIMARY                                                          9,553        9,018        6,387        5,133        5,161
         FULLY DILUTED                                                    9,553        9,087        8,769        5,133        5,161
====================================================================================================================================

SEPTEMBER 30 (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:
WORKING CAPITAL                                                       $  10,570    $   7,174    $   3,791    $   7,172    $  18,003
TOTAL ASSETS                                                             62,105       45,139       36,983       48,040       65,013
LONG-TERM DEBT                                                            2,448        1,280          406          456          501
CONVERTIBLE SUBORDINATED DEBENTURES                                      12,000       12,000       16,000       32,000       32,000
STOCKHOLDERS' EQUITY (DEFICIT)                                           24,552       13,908        6,085       (1,669)      14,639
====================================================================================================================================


                     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     ELEXSYS INTERNATIONAL, INC.

YEARS ENDED SEPTEMBER 30 (IN THOUSANDS, EXCEPT PER SHARE DATA)                                 1996           1995             1994
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                                 $ 126,906       $ 103,970       $  95,680
COST OF SALES                                                                               103,696          88,137          88,301
------------------------------------------------------------------------------------------------------------------------------------
         GROSS PROFIT                                                                        23,210          15,833           7,379

OPERATING EXPENSES:
         SELLING, GENERAL AND ADMINISTRATIVE                                                 12,852          10,154          10,167
         RESEARCH AND DEVELOPMENT                                                               258             395             718
         PROVISION FOR RESTRUCTURING OF OPERATIONS                                                                            2,100
------------------------------------------------------------------------------------------------------------------------------------
                  TOTAL OPERATING EXPENSES                                                   13,110          10,549          12,985
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                                                                10,100           5,284          (5,606)
OTHER (INCOME) EXPENSE
         INTEREST EXPENSE                                                                     1,442           1,765           2,034
         INTEREST INCOME                                                                        (14)                            (27)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                                             8,672           3,519          (7,613)
PROVISION FOR INCOME TAXES                                                                      202             220
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                                       8,470           3,299          (7,613)

EXTRAORDINARY ITEM:
         GAIN FROM EXCHANGE OF CONVERTIBLE SUBORDINATED DEBENTURES FOR
         COMMON STOCK, NET OF EXPENSES                                                                        1,833          10,167
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                $   8,470       $   5,132       $   2,554
====================================================================================================================================

PRIMARY NET INCOME PER SHARE
         INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                          $     .89       $     .37       $   (1.28)
         EXTRAORDINARY ITEM                                                                                     .20            1.82
------------------------------------------------------------------------------------------------------------------------------------
                  NET INCOME                                                              $     .89       $     .57       $     .54
====================================================================================================================================

FULLY DILUTED NET INCOME PER SHARE
         INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                          $     .89       $     .36       $    (.91)
         EXTRAORDINARY ITEM                                                                                     .20            1.30
------------------------------------------------------------------------------------------------------------------------------------
                  NET INCOME                                                              $     .89       $     .56       $     .39
====================================================================================================================================

                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                     CONSOLIDATED BALANCE SHEETS

                                                     ELEXSYS INTERNATIONAL, INC.


SEPTEMBER 30 (IN THOUSANDS, EXCEPT SHARE DATA)                                                              1996               1995
------------------------------------------------------------------------------------------------------------------------------------

                                                               ASSETS
CURRENT ASSETS:
         CASH AND CASH EQUIVALENTS                                                                       $ 1,075            $   903
         ACCOUNTS RECEIVABLE, LESS ALLOWANCE FOR DOUBTFUL
              ACCOUNTS OF $287 AT SEPTEMBER 30, 1996 AND $458
              AT SEPTEMBER 30, 1995                                                                       20,463             15,653
         INVENTORIES                                                                                      10,690              7,860
         PREPAID EXPENSES AND OTHER CURRENT ASSETS                                                         1,447                709
------------------------------------------------------------------------------------------------------------------------------------
                  TOTAL CURRENT ASSETS                                                                    33,675             25,125
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                                                                        24,818             18,980
OTHER ASSETS                                                                                               3,612              1,034
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                             $62,105            $45,139
====================================================================================================================================

                                                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
         ACCOUNTS PAYABLE                                                                                $12,629            $ 9,854
         ACCRUED PAYROLL AND RELATED COSTS                                                                 2,611              2,521
         OTHER CURRENT LIABILITIES                                                                         1,321              1,965
         SHORT-TERM BORROWINGS                                                                             5,310              3,248
         CURRENT PORTION OF LONG-TERM DEBT                                                                 1,234                363
------------------------------------------------------------------------------------------------------------------------------------
                  TOTAL CURRENT LIABILITIES                                                               23,105             17,951
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                             2,448              1,280
CONVERTIBLE SUBORDINATED DEBENTURES                                                                       12,000             12,000

STOCKHOLDERS' EQUITY:
         PREFERRED STOCK, $1.00 PAR VALUE, 1,000,000 SHARES AUTHORIZED
              NONE ISSUED AND OUTSTANDING AT SEPTEMBER 30, 1996 AND 1995
         COMMON STOCK, $1.00 PAR VALUE, 20,000,000 SHARES AUTHORIZED, 9,300,810
              SHARES ISSUED AND  OUTSTANDING AT SEPTEMBER 30, 1996 AND 8,960,560
              SHARES ISSUED AND OUTSTANDING AT SEPTEMBER 30, 1995                                          9,301              8,961
         ADDITIONAL PAID-IN CAPITAL                                                                        7,294              5,460
         CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENTS                                                 (22)               (22)
         RETAINED EARNINGS (DEFICIT)                                                                       7,979               (491)
------------------------------------------------------------------------------------------------------------------------------------
                  TOTAL STOCKHOLDERS' EQUITY                                                              24,552             13,908
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                               $62,105            $45,139
====================================================================================================================================

                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     ELEXSYS INTERNATIONAL, INC.


                                                                                          CUMULATIVE
                                                                            RETAINED       FOREIGN
                                             COMMON STOCK     ADDITIONAL    EARNINGS       CURRENCY      TREASURY STOCK
                                           ----------------    PAID-IN      (ACCUMU-     TRANSLATION    -----------------
(IN THOUSANDS)                             SHARES    AMOUNT    CAPITAL    LATED DEFICIT)  ADJUSTMENT    SHARES     AMOUNT   TOTAL
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1993              5,844   $  5,844   $  4,195      $ (8,177)                   $(709)    $(3,531)  $(1,669)
COMMON STOCK ISSUED IN EXCHANGE
FOR THE DEBENTURES                         3,200      3,200      2,000                                                        5,200
RETIREMENT OF TREASURY STOCK, AT COST       (709)      (709)    (2,822)                                   709       3,531
NET INCOME                                                                     2,554                                          2,554
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994              8,335      8,335      3,373        (5,623)                                         6,085

COMMON STOCK ISSUED IN EXCHANGE
FOR THE DEBENTURES                           400        400      1,625                                                        2,025
EMPLOYEE STOCK OPTIONS EXERCISED             226        226        462                                                          688
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                                        (22)                             (22)
NET INCOME                                                                     5,132                                          5,132
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995              8,961      8,961      5,460          (491)          (22)                          13,908

EMPLOYEE STOCK OPTIONS EXERCISED             230        230        377                                                          607
COMMON STOCK ISSUED FOR PURCHASE OF
ANETEC TECHNOLOGIES                          110        110      1,457                                                        1,567
NET INCOME                                                                     8,470                                          8,470
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996              9,301   $  9,301   $  7,294      $  7,979         $ (22)                        $ 24,552
====================================================================================================================================

                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     ELEXSYS INTERNATIONAL, INC.


YEARS ENDED SEPTEMBER 30 (IN THOUSANDS)                                                      1996             1995             1994
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                                               $  8,470         $  5,132         $  2,554
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     (USED) PROVIDED BY OPERATING ACTIVITIES NET OF
     EFFECT OF BUSINESS ACQUIRED:
         EXTRAORDINARY ITEM                                                                                 (1,833)         (10,167)
         DEPRECIATION AND AMORTIZATION                                                      5,427            5,325            6,301
         PROVISION FOR RESTRUCTURING OPERATIONS                                                                               2,100
         (INCREASE) DECREASE IN ACCOUNTS RECEIVABLE                                        (4,821)          (5,726)             250
         (INCREASE) DECREASE IN INVENTORIES                                                (3,111)            (143)             932
         (INCREASE) DECREASE IN PREPAID EXPENSES
         AND OTHER CURRENT ASSETS                                                            (827)            (285)             107
         INCREASE (DECREASE) IN ACCOUNTS PAYABLE                                            2,872            2,956           (5,297)
         INCREASE (DECREASE) IN ACCRUED PAYROLL AND RELATED COSTS                              92              429             (847)
         DECREASE IN RESTRUCTURING RESERVE                                                                    (861)          (1,402)
         DECREASE IN OTHER CURRENT LIABILITIES                                               (580)            (110)            (440)
         OTHER                                                                               (421)            (503)             226
------------------------------------------------------------------------------------------------------------------------------------
         NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES                                   7,101            4,381           (5,683)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
PURCHASE OF ANETEC TECHNOLOGIES                                                            (1,400)
PURCHASE OF TECHNET LIMITED                                                                                   (560)
PROCEEDS FROM MATURITY OF SHORT-TERM INVESTMENTS                                                                              4,000
PURCHASE OF PROPERTY, PLANT AND EQUIPMENT                                                  (7,848)          (4,683)          (2,660)
PROCEEDS FROM SALE OF PROPERTY, PLANT AND EQUIPMENT                                            27               79               79
------------------------------------------------------------------------------------------------------------------------------------
         NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                                  (9,221)          (5,164)           1,419
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
PROCEEDS FROM ISSUANCE OF DEBT                                                                118
PRINCIPAL PAYMENTS ON DEBT                                                                   (338)            (356)             (45)
PRINCIPAL PAYMENTS ON CAPITAL LEASE OBLIGATIONS                                              (156)
PROCEEDS FROM EXERCISE OF STOCK OPTIONS                                                       606              688
NET CHANGE IN SHORT-TERM BORROWINGS                                                         2,062             (208)           3,456
------------------------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                                          2,292              124            3,411
------------------------------------------------------------------------------------------------------------------------------------
         NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 172             (659)            (853)
         CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                         903            1,562            2,415
------------------------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS, END OF YEAR                                          $  1,075         $    903         $  1,562
====================================================================================================================================

SEE NOTES 1, 2 AND 10 FOR SUPPLEMENTAL INFORMATION.
SUPPLEMENT SCHDEULE OF NONCASH FINANCING ACTIVITY:
     IN FISCAL 1995 AND 1994, THE COMPANY EXCHANGED $4,000,000 AND $16,000,000 OF CONVERTIBLE SUBORDINATED DEBENTURES FOR $2,025,000
     AND  $5,200,000 OF COMMON STOCK,  RESPECTIVELY.  IN CONNECTION  WITH THESE  TRANSACTIONS,  ACCRUALS OF $50,000 AND $250,000 FOR
     PROFESSIONAL FEES AND THE WRITE-OFF OF $92,000 AND $383,000 OF DEFERRED DEBT ISSUANCE COSTS, RESPECTIVELY,  WERE NETTED AGAINST
     THE GAIN RECOGNIZED ON THE TWO EXCHANGES.

     THE COMPANY PURCHASED $1,034,000 OF EQUIPMENT UNDER CAPITAL LEASES DURING FISCAL 1996.

             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ELEXSYS INTERNATIONAL, INC.


                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Elexsys International, Inc., (the "Company"), is one of the country's leading manufacturers of high performance medium and high density backpanel assemblies and sophisticated subsystem assemblies. In addition, the Company is one of the leading manufacturers of high technology circuit boards. The Company offers advanced inter-connect solutions for the telecommunications, datacommunications, computer, industrial, medical and instrumentation markets. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

ACCOUNTING PERIOD
For convenience of presentation, the Company has indicated its fiscal year as ending on September 30. The Company actually utilizes a fifty-two or fifty-three week fiscal year ending on the Saturday nearest to September 30, which, for the fiscal years ended in 1996, 1995 and 1994, was September 28, September 30 and October 1, respectively.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes refunded for each of the three years in the period ended September 30, 1996 was as follows:

THOUSANDS OF DOLLARS                            1996       1995        1994
----------------------------------------------------------------------------

INTEREST                                   $   1,353   $  2,201   $   1,602
INCOME TAXES (REFUNDED) PAID               $     339   $    158   $     (33)

CASH EQUIVALENTS
The Company classifies all short-term investments with original maturities of three months or less as cash equivalents.

ACCOUNTS RECEIVABLE
The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains credit insurance and reserves for potential credit losses, and such losses have been within management's expectations.

INVENTORIES
Inventories are stated at the lower of average cost or market and consist of the following:

THOUSANDS OF DOLLARS                                       1996        1995
----------------------------------------------------------------------------

INVENTORIES:
  RAW MATERIALS                                        $  5,434     $ 2,843
  WORK IN PROGRESS                                        5,256       5,017
----------------------------------------------------------------------------
TOTALS                                                 $ 10,690     $ 7,860
----------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property,  plant and equipment are stated at cost less accumulated  depreciation
and   amortization.   Depreciation  and  amortization  are  computed  using  the straight-line method over estimated useful lives as follows:

                     BUILDINGS AND IMPROVEMENTS -- 30 YEARS
                    MACHINERY AND EQUIPMENT -- 3 TO 10 YEARS
                    LEASEHOLD IMPROVEMENTS -- SHORTER OF THE
                       ESTIMATED USEFUL LIFE OR LEASE TERM

INCOME TAXES
The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

REVENUE RECOGNITION
The Company recognizes revenues upon shipment of related products.

TRANSLATIONS OF FOREIGN CURRENCIES
Assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars at the exchange rates in effect at the end of the period. Revenue and expense accounts are translated at a weighted average of exchange rates which were in effect during the year. Translation adjustments that arise from translating the Company's United Kingdom subsidiary's financial statements from the pound sterling to U.S. dollars are accumulated in a separate component of stockholders' equity. Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in results of operations as incurred. For the years ended September 30, 1996 and 1995, transaction gains and losses were immaterial.

FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At September 30, 1996, management believes that the carrying amounts of cash, receivables, trade payables, and long term debt approximate fair value. The carrying amount of the 5 1/2 percent Convertible Subordinated Debentures due 2012 is $12 million and management believes that the fair value cannot be determined as the instrument has not been traded during the past year.

NEW ACCOUNTING PRONOUNCEMENT
In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-based Compensation, which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and the adoption of the recognition and measurement provisions for nonemployee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period.

         Pursuant to the new accounting standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but would be required to disclose in a note to the financial statements pro forma net income and, if present, earnings per share as if the Company had applied the new method of accounting. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principle Board Opinion No. 25 for measurement and recognition of employee stock-based transactions.

                   PROVISIONS FOR RESTRUCTURING OF OPERATIONS

As of September 30, 1994, the actual losses incurred and costs paid were $924,000 for disposition of excess equipment, $584,000 for closure and cleanup costs for returning the building to its original condition, $579,000 for rent and other occupancy costs during the cleanup period, $635,000 of wages and benefits for severance pay and wages and benefits paid to employees to assist with the cleanup, $194,000 to dispose of excess inventory and $84,000 related to other realignment and consolidation costs. The Chatsworth building was turned over to the landlord on April 29, 1994.

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

         As of September 30, 1995, all costs incurred, representing wages and benefits for severance pay, mainly to executives, were paid.

                          PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

THOUSANDS OF DOLLARS                                       1996        1995
----------------------------------------------------------------------------

LAND                                                   $  2,357    $  2,357
BUILDINGS AND IMPROVEMENTS                                1,738       1,939
MACHINERY AND EQUIPMENT                                  70,572      62,790
LEASEHOLD IMPROVEMENTS                                    7,297       6,594
----------------------------------------------------------------------------
                                                         81,964      73,680
LESS ACCUMULATED DEPRECIATION
  AND AMORTIZATION                                      (57,146)    (54,700)
----------------------------------------------------------------------------
                                                       $ 24,818    $ 18,980
----------------------------------------------------------------------------

The Company had $1,770,000 of equipment leased under capital leases with accumulated amortization of $157,000 at September 30, 1996.

                           REVOLVING CREDIT AGREEMENT

On December 17, 1993, the Company entered into a revolving credit agreement providing for working capital advances up to $7,500,000 (based on certain eligible account balances and recent cash collections) and financing for equipment purchases of up to $2,500,000 from an asset based financing company. On January 30, 1996, the agreement was amended to provide for borrowing up to $15 million. Cash borrowings under the line of credit bear interest at prime rate (8 1/4%) plus 3 percent at September 30, 1996 which is payable monthly. The line of credit is collateralized by substantially all of the Company's assets and expires December 17, 1997. The credit facility contains covenants including the maintenance of certain levels of working capital, tangible net worth and certain financial ratios. In addition, the Company is restricted as to the incurrence of additional indebtedness and certain other payments. As of September 30, 1996, net borrowings under this credit agreement were $5,310,000 and the Company was in compliance with such covenants.

                                 LONG-TERM DEBT

Long-term debt consists of the following:

THOUSANDS OF DOLLARS
(EXCEPT PAYMENT AMOUNTS)                                   1996        1995
---------------------------------------------------------------------------

USA SUBSIDIARY:
  CALIFORNIA POLLUTION CONTROL REVENUE
   BONDS DUE IN VARYING ANNUAL PRINCIPAL
   AMOUNTS RANGING FROM $45,000 TO $85,000
   THROUGH MARCH 2001, WITH INTEREST
   RATES RANGING FROM 7.0% TO 9.5% AND GUARANTEED
   BY THE SMALL BUSINESS ADMINISTRATION                $    345      $  406
  PROMISSORY NOTE PAYABLE TO ANETEC
   TECHNOLOGIES DUE IN TWO ANNUAL PRINCIPAL
   AMOUNTS OF $500,000 IN MAY, 1997 AND
   MAY, 1998, WITH AN INTEREST RATE OF 8%                 1,000
UNITED KINGDOM SUBSIDIARY:
  NOTES PAYABLE TO AN INVESTOR GROUP DUE IN
   EQUAL, ANNUAL PRINCIPAL AMOUNTS OF
   $97,573 DUE SEPTEMBER 1998, WITH INTEREST
   RATES OF 3% ABOVE THE BANK BASE RATE,
   CURRENTLY 5.75%. THE LOAN IS COLLATERALIZED
   BY THE UNITED KINGDOM SUBSIDIARY'S ASSETS                196         397
  NOTES PAYABLE TO BANK DUE IN VARYING ANNUAL
   PRINCIPAL AMOUNTS RANGING FROM $37,000 TO
   $76,000 THROUGH SEPTEMBER 2008, WITH
   INTEREST RATES OF 2% ABOVE THE BANK BASE
   RATE, CURRENTLY 5.75%. THE LOAN IS
   COLLATERALIZED BY THE UNITED KINGDOM
   SUBSIDIARY'S ASSETS                                      788         812
  CAPITAL LEASE OBLIGATIONS (SEE NOTE 7)                  1,353          28
---------------------------------------------------------------------------
                                                          3,682       1,643
LESS: CURRENT PORTION                                    (1,234)       (363)
---------------------------------------------------------------------------
NET                                                      $2,448      $1,280
---------------------------------------------------------------------------

         The  aggregate  principal   maturities  are  (excluding  capital  lease
obligations)  $775,000,  $687,000,  $101,000,  and  $113,000 in the years ending
September 30, 1997 through 2000, respectively, and $653,000 thereafter.

                       CONVERTIBLE SUBORDINATED DEBENTURES

In February 1987, the Company issued $32,000,000 of 5 1/2 percent Convertible Subordinated Debentures due in 2012 (the "Debentures"). The Debentures are convertible into shares of common stock at $39.50 per share, subject to adjustment under certain conditions. The Debentures are redeemable by the Company at declining premiums prior to March 1, 1997 and thereafter at 100 percent of the principal amount. The Debentures are also redeemable through the operation of a sinking fund at 100 percent of the principal amount. Interest is payable semi-annually on September 1 and March 1 of each year. Mandatory annual sinking fund payments, sufficient to retire 5 percent of the aggregate principal amount of the Debentures issued, were to be made on each March 1 commencing in 1997. As a result of the two exchanges of common stock for $20,000,000 of the Debentures, as discussed in Note 13, the Company now has sinking fund credits available to offset these obligations for twelve and one-half years. The revised minimum annual sinking fund payments are $1,600,000, $1,600,000, $800,000 and $8,000,000 for the years ending September 30, 2009, 2010, 2011 and 2012, respectively. The Debentures are subordinated to all senior indebtedness of the Company. At September 30, 1996, senior indebtedness aggregated $8,992,000.

                                LEASE COMMITMENTS

The Company leases its several manufacturing facilities and certain equipment under capital and operating leases. As of September 30, 1996, the Company's commitments under its capital and operating leases are as follows:

FISCAL YEAR                                           CAPITAL      OPERATING
(THOUSAND OF DOLLARS)                                  LEASES         LEASES
----------------------------------------------------------------------------

1997                                                   $  476        $2,326
1998                                                      363         1,843
1999                                                      262         1,520
2000                                                      176           978
2001                                                      176           807
THEREAFTER                                                175         1,470
----------------------------------------------------------------------------
TOTAL MINIMUM LEASE PAYMENTS                            1,628        $8,944
----------------------------------------------------------------------------
LESS AMOUNTS REPRESENTING INTEREST                       (275)
----------------------------------------------------------------------------
PRESENT VALUE OF MINIMUM LEASE PAYMENTS                 1,353
LESS CURRENT PORTION                                     (459)
----------------------------------------------------------------------------
LONG-TERM PORTION                                      $  894
----------------------------------------------------------------------------

         The Company has options to renew its facilities leases, except the Irvine, California facility whose lease ends January 1999, for various periods up to ten years at the then existing fair market rental. Management expects that, in the normal course of business, the leases will be renewed. Rent expense charged to operations for the years ended September 30, 1996, 1995 and 1994 was approximately $2,215,000, $1,757,000, and $1,766,000, respectively.

                                  INCOME TAXES

The provision for income taxes for 1996 and 1995 consisted of the following (due to net operating losses, there was no income tax expense in 1994):

THOUSANDS OF DOLLARS                                       1996        1995
----------------------------------------------------------------------------

CURRENT
  FEDERAL                                                 $  94       $  90
  STATE                                                     208          64
  FOREIGN (BENEFIT)                                        (100)         66
----------------------------------------------------------------------------
  TOTAL CURRENT                                           $ 202       $ 220
----------------------------------------------------------------------------

         A reconciliation between the statutory federal income tax rate as a percentage of income from continuing operations is as follows:

                                                             1996        1995
-------------------------------------------------------------------------------

FEDERAL STATUTORY TAX RATE                                  35.0%       35.0%
STATE AND LOCAL TAXES                                        1.6%        1.2%
LOSS ON FOREIGN SUBSIDIARY                                   3.4%        1.2%
CHANGE IN VALUATION ALLOWANCE                              (35.9)%     (31.2)%
OTHER                                                       (1.8)%      (2.1)%
-------------------------------------------------------------------------------
EFFECTIVE TAX RATE                                           2.3%        4.1%
-------------------------------------------------------------------------------

         Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (ii) net operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's income tax calculation as of September 30, 1996 and 1995 are as follows:

THOUSANDS OF DOLLARS                                        1996        1995
----------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
  DIFFERENCES BETWEEN BOOK AND
  TAX BASIS OF PROPERTY                                $   (781)   $   (835)
  FOREIGN OPERATIONS                                          0         (40)
DEFERRED TAX ASSETS:
  RESERVES NOT CURRENTLY DEDUCTIBLE                       1,904       1,963
  NET OPERATING LOSS                                     10,048      12,466
  ALTERNATIVE MINIMUM TAX CREDIT
    CARRYFORWARDS                                           330          87
----------------------------------------------------------------------------
                                                         11,501      13,641
VALUATION ALLOWANCE                                     (11,501)    (13,681)
----------------------------------------------------------------------------
NET DEFERRED TAX ASSET/(LIABILITY)                     $      0    $    (40)
----------------------------------------------------------------------------

         Deferred  income  taxes  include the tax impact of net  operating  loss carryforwards. As of September 30, 1996, the Company had net operating loss carryforwards for federal, state, and foreign income tax purposes of approximately $24,416,000, $19,402,000, and $672,000, respectively. These carryforwards, for which future benefit is not assured, expire through 2008. In accordance with the provisions of SFAS No. 109, a $11,501,000 valuation allowance is deemed adequate for these and other items which may not be realized.

                           NET INCOME (LOSS) PER SHARE

For fiscal year 1996 and 1995, primary and fully diluted earnings per share were computed using the weighted average common and common equivalent shares (stock options) outstanding during the year and excludes the assumed conversion of the principal amount of the outstanding Debentures into common stock as such effect would have been antidilutive.

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

                                  ACQUISITIONS

The Company entered into an Asset Purchase Agreement dated as of May 3, 1996 to acquire the assets on Anetec Technologies, Inc., a company serving the small prototype and engineering marketplace located in Fremont, California for $4.4 million, including $1.4 million in cash, a promissory note in the principal amount of $1.0 million, assumption of capital lease obligation of approximately $400,000, and 110,000 shares of the Company's common stock valued at approximately $1.6 million. The total purchase price of approximately $4.4 million was allocated to assets acquired representing machinery and equipment of approximately $2.4 million and goodwill of approximately $2.0 million.

         On April 28, 1995, the Company announced it had acquired substantially all the assets of Technet Electronics Limited, a manufacturer of printed circuit boards located in Great Britain, for approximately $3,300,000, which consisted of $560,000 of cash and assumption of liabilities of approximately $2,740,000, including its current lines of credit.

                                  STOCK OPTIONS


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


         Option activity for these plans is summarized as follows:


STOCK OPTION ACTIVITY


                                 1983 PLAN                 1984 PLAN
                         ------------------------  ------------------------
                            NUMBER          PRICE     NUMBER          PRICE
                         OF SHARES      PER SHARE  OF SHARES      PER SHARE
----------------------------------------------------------------------------

SEPT. 30, 1993             717,700    $1.25-$3.50    102,000          $3.50
GRANTED                     38,500          $1.25     60,000          $1.25
CANCELLED                 (367,400)   $1.25-$3.50         --
----------------------------------------------------------------------------

SEPT. 30, 1994             388,800    $1.25-$3.50    162,000    $1.25-$3.50
GRANTED                         --          $1.25         --          $1.25
EXERCISED                 (151,500)   $1.25-$3.50    (33,600)         $3.50
CANCELLED                  (93,550)   $1.25-$3.50   (118,400)   $1.25-$3.50
----------------------------------------------------------------------------

SEPT. 30, 1995             143,750    $1.25-$3.50     10,000    $1.25-$3.50
GRANTED                         --             --         --
EXERCISED                 (100,500)   $1.25-$3.50         --
CANCELLED                   (1,000)         $3.50         --
----------------------------------------------------------------------------

SEPT. 30, 1996              42,250    $1,25-$3.50      10,000   $1.25-$3.50
----------------------------------------------------------------------------


         In March 1994, the Company granted to the Chief Financial Officer options to purchase 10,000 shares of common stock at an option price of $1.25 per share under the terms of the 1984 Plan. In addition, options to purchase 87,000 shares of common stock at an option price of $1.25 per share, which were previously intended to be granted to certain employees under the 1983 Plan that had expired were instead granted as separate non-qualified stock options in April 1994 ("1994 Nonqualified Options"). The options vest at a rate of 50 percent per year commencing November 11, 1994.


         In June 1994, the Company adopted the Company's 1994 Incentive Stock Option Plan ("1994 ISO Plan"), authorizing the issuance of options to purchase a maximum aggregate of 500,000 shares of common stock, the 1994 Plan was approved by the stockholders' of the Company in February 1995. Options may have a term of up to ten years from the date of grant and vest at a rate of 25 to 33.33 percent per year.


         Option activity for these plans is summarized as follows:


                        1994 NON QUALIFIED OPTIONS        1994 ISO PLAN
                        -------------------------- -------------------------
                            NUMBER          PRICE     NUMBER          PRICE
                         OF SHARES      PER SHARE  OF SHARES      PER SHARE
----------------------------------------------------------------------------

SEPT. 30, 1993                  --
GRANTED                     87,000          $1.25    235,000          $1.00
----------------------------------------------------------------------------

SEPT. 30, 1994              87,000          $1.25    235,000          $1.00
GRANTED                         --                   357,500    $2.88-$5.19
EXERCISED                  (30,500)         $1.25
CANCELLED                  (22,500)         $1.25   (102,750)   $1.00-$2.88
----------------------------------------------------------------------------

SEPT. 30, 1995              34,000          $1.25    489,750    $1.00-$5.19
GRANTED                         --                        --
EXERCISED                  (33,000)         $1.25    (82,560)    $1.25-5.19
CANCELLED                       --                  (105,390)    $1.00-4.75
----------------------------------------------------------------------------

SEPT. 30, 1996               1,000          $1.25    301,800     $1.00-5.19
----------------------------------------------------------------------------

         In addition, during the year ended September 30, 1994, the Company granted options to purchase 10,000 shares to a then member of the Board of Directors at an option price of $1.25 per share and also granted options to purchase 10,000 shares to a member of the Board of Directors at an option price of $1.69 share. The options for 10,000 shares at $1.25 were subsequently amended to provide that to the extent not previously vested, these options became fully exercisable and were exercised during fiscal 1995. In addition, this person's options granted during the year ended September 30, 1993 in the amount of 10,000 shares at the price of $3.50 per share also became fully exercisable. The new options granted at $1.69 per share are exercisable as follows: 3,400 shares during the year ending September 30, 1994, 3,300 shares during the year ending September 30, 1995, and 3,300 shares during the year ending September 30, 1996.

         In July 1995, the Board of Directors adopted the Company's 1995 Stock Option Plan ("1995 Plan"), authorizing the issuance of 1,000,000 shares of the Company's Common Stock. Options have a term of up to ten years from the date of grant and vest at a rate of 25 percent a year commencing one year from the date of grant. On January 30, 1996, the company's stockholders approved an amendment and restatement of the 1995 Plan to reflect current applicable tax and securities requirements and for administrative ease.

         Option activity for this plan is summarized as follows:

                                                            1995 PLAN

                                                      NUMBER           PRICE
                                                   OF SHARES       PER SHARE
-----------------------------------------------------------------------------

SEPT. 30, 1994                                           --
GRANTED                                              82,000     $8.88-$11.25
EXERCISED                                                --
CANCELLED                                                --
-----------------------------------------------------------------------------

SEPT. 30, 1995                                       82,000     $8.88-$11.25
GRANTED                                             733,100     $9.50-$12.75
EXERCISED                                                --
CANCELLED                                          (317,700)     $9.50-12.75
-----------------------------------------------------------------------------

SEPT. 30. 1996                                      497,400      $8.88-12.50
-----------------------------------------------------------------------------

         In January 1996, the Board of Directors adopted the Company's 1996 Non-Employee Director's Stock Option Plan (the "Directors Plan"). The Director's Plan provides for automatic, non-discretionary grants of options to purchase an aggregate of 200,000 shares of the Company's common Stock. During the year ended September 30, 1996, options covering an aggregate of 30,000 shares with a per share option price between $15.625 and $16.00 of the Company's Common Stock had been granted under the Director's Plan. Options may have a term of up to ten years from the date of grant and vest at a rate of 25 percent per year.

         On January 30, 1996, the Company adopted its 1996 Employee Stock Purchase Plan ("Purchase Plan") authorizing the issuance of 250,000 shares of the Company's Common Stock. The Company's employees may purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value as of the beginning or the end of the semi-annual option period.

         At September 30, 1996, 1,855,300 shares of common stock are reserved for the employee stock purchase plan and the exercise of stock options granted or available for future grant. 57,250 of these shares are exercisable under the 1983 or 1984 Plan or 1994 Non Qualified Options.

                              ENVIRONMENTAL MATTERS

The Company's manufacturing processes utilize substantial quantities of chemicals as well as substantial quantities of water. The Company is subject to and believes it is in substantial compliance with federal, state and local environmental laws and regulations regarding air, water, and land use, the generation, use, storage and disposal of hazardous materials and wastes, and the operation and closure of manufacturing facilities at which hazardous materials are used or hazardous wastes are generated. The Company has had no new environmental matters in the current fiscal year.

         With respect to previously reported matters, the Company is aware of contamination of soil and ground water (principally by metals and solvents) at two of its former facilities in Northern California. At both of these facilities the soil has been remediated and the properties have been returned to their owners. One of the facilities is adjacent to an existing State of California administered Superfund site; as a result, it could become part of a related State of California administered regional ground water investigation, although, the Company does not believe that it bears any responsibility for that matter. At another former facility in Southern California, the Company conducted limited groundwater sampling in connection with potential sale of the property, and low concentrations of solvents were detected. Notification was made to the appropriate agencies. At this time, it is not possible to determine whether any response actions will be needed to be taken; and accordingly, the likely future cost to the Company is not yet reasonably estimable.

         The Company is further aware of soil and ground water contamination (principally by metals and solvents) at two currently used facilities, one in Northern California and one in Southern California, At its Northern California facility, the Company is indemnified by the former property owner who has acknowledged his obligation. At its Southern California facility, the Company's preliminary estimate of remedial costs, expected to be incurred over five to seven years, ranges from approximately $880,000 to $1,480,000 (including between approximately $300,000 and $400,000 estimated capital expenditures for waste treatment equipment acquisitions and installation costs). At its Northern California facility, the Company has implemented and has been in compliance with recently reduced discharge limits for industrial waste water discharge containing heavy metals.

         As of September 30, 1996, the Company believes it has appropriately recorded all known costs related to environmental matters, including the minimum amounts where the estimated costs are within a range, and are primarily accrued in other current liabilities. However, actual future environmental related expenditures are subject to numerous uncertainties, including the discovery of additional environmental concerns, further development of cost estimates, new and changing environmental law and requirements, or new interpretations of existing laws and requirements. Accordingly, there can be no assurance that future environmental related expenditures will not exceed the Company's current estimates or that they will not have a materially adverse effect on the Company.

                                       13

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

                                       14

                                   OTHER ITEMS

CUSTOMER CONCENTRATION
For the year ended September 30, 1996, three customers accounted for approximately 17 percent, 10 percent and 10 percent of net sales. For the year ended September 30, 1995, three customers accounted for approximately 24 percent, 12 percent, and 10 percent of net sales. For the year ended September 30, 1994, one customer accounted for 22 percent of net sales.

EXPORT SALES
For the years ended September 30, 1996, 1995 and 1994, export sales accounted for approximately $17,617,000, $13,100,000, and $8,500,000 or approximately 14 percent, 13 percent, and 9 percent of net sales, respectively.

BONUS AND RETIREMENT PLAN
The Company has a discretionary profit sharing bonus plan which provides for payment of bonuses to all eligible employees based on a formula fixed annually by the Board of Directors. The bonus formula is applied separately to each of the Company's profit centers. Bonus expense relating to the plan amounted to $219,000 and $391,000 for the years ended September 30, 1996 and 1995, respectively. No bonuses were paid for the year ended September 30, 1994.

         In February 1995, the Company established a savings plan qualified under Section 401(k) of the Internal Revenue Code. Employees who have completed 90 days of service are eligible to participate in the Plan. The Company can make discretionary contributions based on employee pre-tax contributions. All contributions to each employee's account vest immediately. No contributions were made to the Plan by the Company during the years ended September 30, 1996 and 1995.

SUBSEQUENT EVENT
On November 26, 1996, the Company purchased property which it had previously leased at 21 Simon Street, Nashua, New Hampshire for approximately $2.3 million. The Company has received tentative approval for a tax exempt private activity bond financing, at a substantially lower interest rate, from the State of New Hampshire to finance this transaction.

                                       15

                      QUARTERLY FINANCIAL DATA (UNAUDITED)

THOUSANDS OF DOLLARS          FIRST     SECOND       THIRD     FOURTH
EXCEPT PER SHARE DATA       QUARTER    QUARTER     QUARTER    QUARTER       YEAR
--------------------------------------------------------------------------------

1996
Net sales                  $ 28,910   $ 30,388    $ 30,841   $ 36,766   $126,906
Gross profit                  5,378      5,706       5,529      6,597     23,210
Net income                    2,010      2,229       1,964      2,267      8,470
Net income per
   primary share           $    .21   $    .23    $    .20   $    .24   $    .89

1995
Net sales                  $ 22,753   $ 23,407    $ 27,298   $ 30,512   $103,970
Gross profit                  2,870      1,866       4,288      6,809     15,833
Income (loss) before
   extraordinary item           250       (870)        901      3,018      3,299
Net income                      250        963         901      3,018      5,132
Net income (loss)
   before extraordinary
   item per share          $    .03   $   (.10)   $    .10   $    .32   $    .37
Net income per
   primary share           $    .03   $    .11    $    .10   $    .32   $    .57

                          INDEPENDENT AUDITOR'S REPORT

Elexsys International, Inc:

We have audited the consolidated balance sheets of Elexsys International, Inc. (formerly Diceon Electronics, Inc.) and its subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Elexsys International, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Costa Mesa, California
October 18, 1996
(November 26, 1996 as to the fifth paragraph of note 14)


                          PRICE RANGE OF COMMON STOCK

The Company's common stock was traded in the Nasdaq National Market System under the Nasdaq symbol DICN from the Company's initial public offering on December 1, 1983 until December 2, 1993. At that time the Company's common stock was delisted from Nasdaq's requirements for capital and surplus and net tangible assets. The Company's stock was traded on Nasdaq's Bulletin Board Market from December 3, 1993 to March 17, 1995. Between March 20, 1995,and January 24, 1996 the Company's common stock has been traded on Nasdaq's SmallCap Market under the symbol ELEX. Effective January 25, 1996, the NASDAQ Stock Market, Inc. approved the company's common stock for listing on the NASDAQ National Market. The table below sets forth the reported closing prices for the quarter indicated. Prices represent quotations between dealers without adjustments for retail markups, markdowns or commissions.

         The Company had approximately 549 stockholders of record as of September 30, 1996. The Company has not paid cash dividends on its common stock, and its Board of Directors presently intends to continue this policy in order to retain earnings for the development of the Company's business. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future. Additionally, the Company's credit agreements with its asset-based lender prohibits the payment of cash dividends without such person's consent.

QUARTER ENDED    DEC. 31           MAR. 31          JUNE 30             SEPT. 30
--------------------------------------------------------------------------------
FISCAL 1996
HIGH              18 1/2            16 3/4           15 3/4            11 22/32
LOW                   14            11 5/8            8 1/2                   9

FISCAL 1995
HIGH               4 1/4             5 5/8            7 1/8             15 1/14
LOW               1 5/16             3 5/8          3 11/16               6 7/8

                             CORPORATE INFORMATION

BOARD OF DIRECTORS

Milan Mandaric
Chairman of the Board
Elexsys, International, Inc.

Peter S. Jonas
Private Investor and Business Consultant

Roland G. Matthews
Private Investor

Alan Mendelson
Cooley, Godward, Castro, Huddleson and Tatum

Bradford Jeffries
Cooley, Godward, Castro, Huddleson and Tatum

Roger W. Johnson
Private Investor and Business Consultant

OFFICERS

Milan Mandaric
Chairman of the Board
and Chief Executive Officer

W. F. "Barry" Hegarty
President and Chief Operating Officer

Michael S. Shimada
Vice President Finance, Chief Financial Officer and Corporate Secretary

Michael J. Giggey
Vice President, Sale & Marketing


CORPORATE OFFICE
Elexsys International, Inc.
4405 Fortran Court
San Jose, California 95134
(408) 935-6300
fax (408) 942-0249

TRANSFER AGENT AND REGISTRAR
U.S. Stock Transfer Corporation
Glendale, California  91207

INDEPENDENT AUDITORS
Deloitte & Touche LLP
695 Town Center Drive
Costa Mesa, California  92626

LEGAL COUNSEL
Cooley Godward Castro Huddleson & Tatum
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

FORM 10-K
A copy of Elexsys International, Inc.'s 10-K as filed with the Securities and Exchange Commission for the fiscal year ended September 30, 1996 is available without charge upon written request to:
Investor Relations
Elexsys International, Inc.
4405 Fortran Court
San Jose, California 95134

COMMON STOCK
The Common Stock of Elexsys International, Inc.
(symbol: ELEX) trades on the Nasdaq Market

CONVERTIBLE DEBENTURES
The Convertible Debentures of Elexsys International, Inc.
(symbol: DICNG) trades over-the-counter on Nasdaq's Bulletin Board Market.

                        Corporate Logo [GRAPHIC OMITTED]

                                     ELEXSYS
                               INTERNATIONAL INC.